SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 19,2002

(Commission File No. 1-14477)
________________________

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom Participações S.A.	Quarterly Information to CVM (ITR)
Free Translation	Third Quarter of 2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER
01768-0	BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

02.01 - PARENT COMPANY BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2002	4 - 06/30/2002
1	TOTAL ASSETS	6,913,385	6,915,181
1.01	CURRENT ASSETS	471,889	444,085
1.01.01	CASH AND CASH EQUIVALENTS	183,930	216,389
1.01.02	TRADE ACCOUNTS RECEIVABLE	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	287,959	227,696
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	150,364	129,125
1.01.04.02	DIVIDENDS RECEIVABLE	131,009	93,274
1.01.04.03	OTHER ASSETS	6,586	5,297
1.02	NONCURRENT ASSETS	1,851,802	1,874,800
1.02.01	MISCELLANEOUS RECEIVABLES	0	0
1.02.02	INTERCOMPANY RECEIVABLES	1,485,631	1,509,092
1.02.02.01	FROM AFFILIATES	0	0
1.02.02.02	FROM SUBSIDIARIES	1,485,631	1,509,092
1.02.02.02.01	LOANS AND FINANCING	1,470,542	1,494,809
1.02.02.02.02	ADVANCES FOR FUTURE CAPITAL INCREASE	15,089	14,283
1.02.02.03	WITH OTHER RELATED PARTIES	0	0
1.02.03	OTHER	366,171	365,708
1.02.03.01	LOANS AND FINANCING	162,689	118,810
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	196,497	239,303
1.02.03.03	ESCROW DEPOSITS	2	2
1.02.03.04	OTHER ASSETS	6,983	7,593
1.03	PERMANENT ASSETS	4,589,694	4,596,296
1.03.01	INVESTMENTS	4,580,401	4,586,901
1.03.01.01	INTERESTS IN AFFILIATES	0	0
1.03.01.02	INTERESTS IN SUBSIDIARIES	4,563,994	4,570,022
1.03.01.03	OTHER INVESTMENTS	16,407	16,879
1.03.02	PROPERTY, PLANT AND EQUIPMENT	5,843	6,404
1.03.03	DEFERRED CHARGES	3,450	2,991

02.02 - PARENT COMPANY BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2002	4 - 06/30/2002
2	TOTAL LIABILITIES	6,913,385	6,915,181
2.01	CURRENT LIABILITIES	45,579	203,188
2.01.01	LOANS AND FINANCING	134	125
2.01.02	DEBENTURES	9,895	24,091
2.01.03	TRADE PAYABLES	358	1,284
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	5,551	3,396
2.01.04.01	TAXES OTHER THAN INCOME TAXES	5,551	3,396
2.01.05	DIVIDENDS PAYABLE	26,542	155,027
2.01.06	PROVISIONS	0	0
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	3,099	19,265
2.01.08.01	PAYROLL AND SOCIAL CHARGES	327	311
2.01.08.02	EMPLOYEE PROFIT SHARING	948	747
2.01.08.03	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	145	17,524
2.01.08.04	OTHER CURRENT LIABILITIES	1,679	683
2.02	LONG-TERM LIABILITIES	653,174	616,645
2.02.01	LOANS AND FINANCING	856	667
2.02.02	DEBENTURES	588,298	582,763
2.02.03	PROVISIONS	0	0
2.02.04	DEBTS WITH RELATED PARTIES	0	0
2.02.05	OTHER	64,020	33,215
2.02.05.01	INCOME TAXES	62,725	31,920
2.02.05.02	FUNDS FOR CAPITALIZATION	1,295	1,295
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS’ EQUITY	6,214,632	6,095,348
2.05.01	PAID UP CAPITAL	2,257,611	2,257,611
2.05.02	CAPITAL RESERVE	385,530	385,530
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/AFFILIATES	0	0
2.05.04	PROFIT RESERVES	1,309,572	1,309,572
2.05.04.01	LEGAL	165,693	165,693
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	DEFERRED INCOME	1,143,879	1,143,879
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	SPECIAL FOR UNPAID DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED LOSSES	2,261,919	2,142,635

03.01 - PARENT COMPANY QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - FROM 07/01/2002 TO 09/30/2002	4 - FROM 01/01/2002 TO 09/30/2002	5 - FROM 07/01/2001 TO 09/30/2001	6 - FROM 01/01/2001 TO 09/30/2001
3.01	GROSS REVENUE FROM SALES AND SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND SERVICES	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	185,947	293,563	126,679	216,469
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(6,415)	(20,810)	(5,052)	(16,392)
3.06.03	FINANCIAL	119,126	135,623	72,856	178,212
3.06.03.01	FINANCIAL INCOME	148,771	331,501	97,812	240,837
3.06.03.02	FINANCIAL EXPENSES	(29,645)	(195,878)	(24,956)	(62,625)
3.06.03.02.01	FINANCIAL EXPENSES	(29,645)	(79,878)	(24,956)	(62,625)
3.06.03.02.02	INTEREST ON SHAREHOLDERS' EQUITY	0	(116,000)	0	0
3.06.04	OTHER OPERATING REVENUE	2,087	6,436	5,919	7,208
3.06.05	OTHER OPERATING EXPENSES	(518)	(2,123)	470	(10,897)
3.06.06	EQUITY GAIN (LOSS)	71,667	174,437	52,486	58,338
3.07	OPERATING INCOME (LOSS)	185,947	293,563	126,679	216,469
3.08	NONOPERATING REVENUES (EXPENSES)	(2,140)	(4,275)	(5,732)	16,086
3.08.01	REVENUES	0	19	(5,704)	21,054
3.08.02	EXPENSES	(2,140)	(4,294)	(28)	(4,968)
3.09	INCOME (LOSS) BEFORE TAXES & MINORITY INTERESTS	183,807	289,288	120,947	232,555
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	(64,321)	(92,279)	(25,433)	(53,006)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTERESTS/STATUTORY CONTRIBUTIONS	(202)	(1,617)	(404)	(1,292)
3.12.01	INTERESTS	(202)	(1,617)	(404)	(1,292)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	0	116,000	0	0
3.15	INCOME/LOSS FOR THE PERIOD	119,284	311,392	95,110	178,257
	NUMBER OF SHARES OUTSTANDING	352,219,027	352,219,027	348,323,389	348,323,389
	EARNINGS PER SHARE	0.00034	0.00088	0.00027	0.00051
	LOSS PER SHARE

04.01 - NOTES TO THE QUARTERLY INFORMATION

1 – Operations

Background

Brasil Telecom Participações S.A. (formerly named Tele Centro Sul Participações S/A) was founded in accordance with Article 189 of Law nº 9472/97 - General Telecommunications Law, as part of the TELEBRÁS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998. The spin-off was a preparatory stage for the privatization process, which was consolidated through the auction held on July 29, 1998, when the Company became a subsidiary of SOLPART Participações S.A., which holds 53.45% of the Company’s voting capital and 20.09% of total capital.

The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the principal stock exchanges in Brazil and its ADRs on the New York Stock Exchange (NYSE).

On May 9, 2002, the Company and its subsidiary Brasil Telecom S.A. joined Level 1 of the Corporate Governance Program of the São Paulo Stock Exchange - BOVESPA.

The Company’s subsidiaries

The Company controls Brasil Telecom S.A., a publicly-held company, concessionaire of the Switched Fixed Telecommunications Service (STFC), which operates in Region II of the General Concession Plan, which includes the following Brazilian states: Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, in addition to the Distrito Federal. This area, covered by local and long-distance telephone concessions, corresponds to 34% of the Brazilian territory (2,859,375 square kilometers). In October 2001 Brasil Telecom S.A. formed a wholly-owned subsidiary, named BrT Serviços de Internet S.A. (BrTI), engaged in providing Internet services and related activities.

The Company also controls Nova Tarrafa Participações Ltda. (NTP). Control was assumed on October 23, 2001, when NTP, previously a minority investment, performed a partial spin-off of its assets, in the amount of the portion held by the other investors. The corporate purpose of NTP is holding an interest in Internet Group (Cayman) Limited, which, at the balance sheet date, represents a minority interest.

Operations

The Company was established for the sole purpose of acting as a holding company, and performs its operations indirectly through Brasil Telecom S.A.

The quality and universal service targets of the Switched Fixed Telecommunications Service - STFC adopted by the operator are available for the information of interested parties on the web site of the Brazilian Telecommunications Agency, ANATEL, at the following address www.anatel.gov.br.

2 – Presentation of financial statements

Preparation criteria

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, the standards of the Brazilian Securities Commission - CVM and standards applicable to Switched Fixed Telecommunications Service - STFC concessionaires.

As the Company is registered with the Securities and Exchange Commission - SEC, it is subject to its standards. For complying with these requirements and to meet the market’s information needs, the Company adopts, as a principle, the practice of publishing information in both markets in their respective languages.

Consolidated financial statements

The consolidation was made in accordance with CVM Instruction nº 247/96 and includes the companies listed in Note 1.

Some of the principal consolidation procedures are:

•	Elimination of inter-company asset and liability balances, as well as of revenue and expenses of inter-company transactions;

•	Elimination of the investor’s shareholdings, reserves and accumulated results in the investee;

•	Segregation of the portions of shareholders’ equity and income of minority shareholders, indicated in the specific items.

The reconciliation between the parent company and consolidated shareholders’ equity and income is presented in Note 36. The companies that are included with the Company in the consolidated financial statements are: Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and BrT Serviços de Internet S.A.

3 – Summary of significant accounting practices

The criteria mentioned in this note refer to the practices adopted by the Company and Subsidiaries reflected in the consolidated balance sheet.

a.  Cash and cash equivalents

Cash equivalents are high-liquidity investments that mature in the short term. They are recorded at cost, plus income earned to the balance sheet date, not exceeding market value.

b.  Trade accounts receivable

Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable.

The allowance for doubtful accounts is recorded for receivables whose recovery is considered improbable. Receivables not realized in a 180-day period are mostly recorded as losses, in the income statement.

c. Inventories

Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress) and inventories to be used in maintenance are classified as current and non-current assets. Obsolete items are recorded as allowance for losses.

d.  Investments

Investments in the subsidiary are carried under the equity method. Other investments are recorded at cost less allowance for probable losses, when necessary. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in non-current assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are regularly valued comparing their cost with their market prices. When the latter is lower, allowances for losses are recorded.

e.  Property, plant and equipment

Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

Costs incurred that represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair costs are charged to income, on an accrual basis.

Depreciation is calculated using the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The principal rates used are set forth in Note 24.

f.  Deferred charges

Segregated between deferred charges on amortization and formation. Principal items are goodwill on the merger of Companhia Riograndense de Telecomunicações - CRT (a company merged to Brasil Telecom S.A. in December 2000), net of tax savings, costs incurred in installation, reorganization, data processing and other. Amortization is calculated using the straight-line method in accordance with the legislation in force. When the asset no longer generates benefits, it is written off against non-operating income.

g.  Income and social contribution taxes

Corporate income tax and the social contribution on net income are accounted for on an accrual basis, based on the deferred and current calculation bases. Deferred taxes are recognized in assets or liabilities and are calculated considering temporary differences and other items.

h.  Loans and financing

Restated to balance sheet date for monetary or exchange variations and interest incurred to the balance sheet date. Hedge contracts are restated in the same way.

i.  Provision for contingencies

These provisions are recognized based on the risk assessment and quantified on economic grounds and on legal advisers’ opinions on litigation and other contingency factors known as of the balance sheet date.

j.  Recognition of revenues

Revenues from services rendered are accounted for on the accrual basis. Local calls are charged based on time measurement according to legislation in force. Revenues from sales of payphone cards are recorded upon sale. In the case of wire line terminals subscribed on a prepaid basis, the amounts sold are recorded as advances from clients and revenue is recognized as and when services are provided.

k.  Recognition of expenses

Expenses are recognized on the accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l.  Financial revenue (expense), net

Financial revenue represents interest earned on accounts receivable settled after maturity, and gains on investments and hedge, if any. Financial expenses represent interest incurred and other charges on loans, financing and other financial transactions.

Interest on shareholders’ equity is also included in the financial expenses balance; for financial statement purposes, the recognized amounts are reversed to income accounts and reclassified as deductions against retained earnings, in shareholders’ equity.

m.  Research and development

Costs for research and development are recorded as expenses when incurred, except for costs related to generation of future revenue, which are recorded in deferred charges and amortized over five years as from start-up.

n.  Benefits to employees

Private pension plans and other retirement benefits sponsored by the Company, its subsidiary Brasil Telecom S.A. and the latter’s wholly-owned subsidiary to their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, or accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction nº 371/00, the subsidiary Brasil Telecom S.A. recorded the actuarial deficit in the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, if new actuarial revaluations determine the need for adjustments to the provision, they will be recognized in income for the year, according to the above-mentioned CVM Instruction. Additional information regarding private pension plans is given in Note 6.

o.  Employee profit sharing

The Company, its subsidiary Brasil Telecom S.A. and the latter’s wholly-owned subsidiary recognized a provision for employee profit sharing, and the calculation of the amount, which is paid in the year following recognition of the provision, is in accordance with the target program established with the labor union and a target plan established by Management, applicable to management level.

p.  Earnings per share

Calculated based on the number of shares outstanding at the balance sheet date.

q.  Recognition of reserves

The reserves set forth as per articles 193 to 197 of Law nº 6404/76, updated by Law nº 10,303/01, and the provision for dividends, will be recognized only at yearend.

4 – Related-party transactions

Related-party transactions refer to operations carried out by the Company with its parent company, Solpart Participações S.A., and subsidiaries Brasil Telecom S.A. and Nova Tarrafa Participações Ltda.

Transactions between related parties and Brasil Telecom Participações S.A. are carried out under normal prices and market conditions. The principal transactions are:

Solpart Participações S.A.

•	Dividends/interest on equity - Of the interest on equity credited during the current financial year, the amount credited to the Parent Company amounts to R$23,299. Part of this amount, net of withholding tax, will be allocated to dividends to be accrued at yearend. As a result of the payment made during the quarter, there is no liability balance of this type in favor of the parent company as of September 30, 2002 (R$45.625 as of June 30, 2002).

Brasil Telecom S.A.

•	Dividends/interest on equity - The subsidiary credited interest on equity in the quarter, of which the amount of R$154,128 is attributed to the Company, which net of withholding income tax (IRRF), represents R$131,009 (R$152,366 and R$129,511, respectively, in 2001). The balance of this asset as of September 30, 2002 is R$131,009 (R$92,884 as of June 30, 2002).

•	Loans with subsidiary - The asset balance as of September 30, 2002 is derived from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per annum, amounting to R$131,795 (R$100,872 as of June 30, 2002). Charges recognized in income for the quarter (financial income) were R$56,305 (R$28,197 for the equivalent quarter of the previous year).

•	Debentures - On January 27, 2001, the subsidiary issued 1,300 private debentures, non-convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the Company. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, 2005 and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, paid semiannually. The balance of this asset as of September 30, 2002 is R$1,338,747 (R$1,393,937 as of June 30, 2002) and charges recognized in income for the quarter represent R$169,875 (R$74,830 in the equivalent quarter of 2001).

•	Accounts receivable and payable - Arising from transactions related to operating income/expenses due to use of installations, logistic support and other amounts. As of September 30, 2002, the balance payable is R$360 (R$198 as of June 30, 2002) and the amounts recorded in income up to this quarter represent: Operating expenses: R$1,815. Operating income: R$256 (R$6,832 in 2001).

Advance for Future Capital Increase - AFAC

Funds for future capital increases in subsidiaries or investments carried under the cost method are represented as follows:

PARENT COMPANY	CONSOLIDATED
INVESTOR	AFAC INVESTEE	9/30/02	6/30/02	9/30/02	6/30/02

	SUBSIDIARIES

COMPANY	NOVA TARRAFA PARTICIPAÇÕES LTDA.	15,089	14,283	—	—

	MINORITY INTERESTS			—	—

BRASIL TELECOM S.A.	VANT TELECOMUNICAÇÕES S.A.	—	—	18,175	10,872

TOTAL		15,089	14,283	18,175	10,872

5 – Market value of financial assets and liabilities (financial instruments) and risk analysis

The Company and its subsidiary Brasil Telecom S.A. assessed the book value of their assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies adequate for each situation. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each situation. Accordingly, the estimates presented may not necessarily indicate the amounts that can be realized in the current market. The use of different assumptions for calculating market value or fair value may have a material effect on the amounts obtained. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments whose value approximates to fair value and whose risk assessment is not significant are not mentioned.

According to the type, financial instruments may involve known or unknown risks, the potential of such risks being important for best judgment. Therefore there may be risks with or without guarantees, depending on circumstantial or legal aspects. Amongst the principal market risk factors that can affect the Company’s and subsidiaries’ business are the following:

a.   Credit risk

Most services provided by subsidiary Brasil Telecom S.A. are related to the Concession Agreement and a significant part of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of public telecommunications services, is subject to legal standards established by the granting authority. The risk exists since the subsidiary may incur losses arising from the difficulty in receiving amounts billed to customers. Up to this quarter, the Company’s default ratio was 2.59% (2.60% up to June 30, 2002) of gross revenue. By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting access to the service (outgoing traffic) if the bill is overdue by more than thirty days. Exceptions are made for telephone services that must be maintained for national security or defense. As of September 30, 2002, the Subsidiary’s customer portfolio did not include subscribers whose receivables were individually higher than 1% of total service accounts receivable.

b.  Exchange rate risk

Assets

The Company has loan agreements in foreign currency, which are therefore subject to exchange rate fluctuations. The amounts of assets exposed to this type of risk are the following:

PARENT COMPANY
	9/30/02	6/30/02
	Book value	Book value

ASSETS
LOAN AGREEMENTS WITH SUBSIDIARY	131,795	100,872
LOANS AND FINANCING	162,689	118,810

TOTAL	294,484	219,682
NONCURRENT ASSETS	294,484	219,682

CONSOLIDATED
	9/30/02	6/30/02
	Book value	Book value

ASSETS
LOANS AND FINANCING	162,689	118,810

TOTAL	162,689	118,810
NONCURRENT	162,689	118,810

The dollars denominated loans receivable were transferred to the Company at the time of the split up of Telebrás. Due to the situation under which the loans were made, there is no financial instrument available on the market under similar terms, for which reason only the carrying value is stated.

Liabilities

The Company and its subsidiary Brasil Telecom S.A. have loans and financing contracts in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase the balance of the liabilities. Loans subject to this risk represent approximately 9.22% (7.80% in the case of consolidated) of total liabilities. To minimize this type of risk, the Subsidiary enters into swap agreements with financial institutions to hedge foreign exchange exposure. 38% of the debt portion in foreign currency (56% in the case of consolidated) is covered by hedge agreements. Unrealized positive or negative effects of these operations are recorded in income as a gain or loss. In the quarter, consolidated net losses totaled R$53,186 (R$64,317 in the equivalent quarter of the previous year).

Net exposure as per book and market values, at the exchange rate risk prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	9/30/02		6/30/02
	Book value	Market value	Book value	Market value

LIABILITIES
LOANS AND FINANCING	990	577	792	542

TOTAL	990	577	792	542
CURRENT	134	81	125	86
LONG-TERM	856	496	667	456

CONSOLIDATED
	9/30/02		6/30/02
	Book value	Market value	Book value	Market value

LIABILITIES
LOANS AND FINANCING	277,964	247,502	209,904	196,214
REDUCTION BY HEDGE COVER	(47,563)	(28,382)	(15,758)	(15,758)

TOTAL	230,401	219,120	194,146	180,456
CURRENT	40,411	47,138	50,813	46,560
LONG-TERM	189,990	171,982	143,333	133,896

The method used for calculating market value (fair value) of loans and financing in foreign currency and hedge instruments was discounted cash flow, at the market rates prevailing on the balance sheet date.

c.   Interest rate risk

The following financial instruments are stated only at the carrying values, since the conditions of contract under which they were signed are the same as those that currently exist, their market values being equal to the book values.

Assets

In 2001, the subsidiary Brasil Telecom S.A. issued private debentures in the amount of R$1,300,000, which were fully subscribed by the Company. The yield from this asset is linked to the CDI rate. The Subsidiary also has receivable loans totaling R$14,152 (R$8,621 as of June 30, 2002) linked to the IGP-DI and IPA-OG (Column 27) published by the Getúlio Vargas Foundation and 109% of CDI rate.

These assets are represented as follows:

PARENT COMPANY
	9/30/02	6/30/02
	Book value	Book value

ASSETS
DEBENTURES LINKED TO CDI	1,338,747	1,393,937

TOTAL	1,338,747	1,393,937
NONCURRENT	1,338,747	1,393,937

The total of the Company’s debentures, loans and financing concentrated in the Subsidiary represents 90% (92.6% as of June 30, 2002) of this type of asset.

CONSOLIDATED
	9/30/02	6/30/02
	Book value	Book value

ASSETS
LOANS LINKED TO CDI AND COL. 27 (FGV)	14,152	8,622

TOTAL	14,152	8,622
CURRENT	7,119	3,174
NONCURRENT	7,033	5,448

Liabilities

In 2000, the Company issued debentures convertible into preferred shares. This liability was contracted at an interest rate linked to TJLP (Brazilian long-term interest rate). In May 2002 the subsidiary Brasil Telecom S.A. issued public debentures not convertible into shares, with interest rate linked to the CDI rate. The risk linked to these liabilities arises from possible increases in their rates.

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units (TJLP, UMBNDES, CDI, etc). The risk inherent in these liabilities arises from possible variations in the rates. The Subsidiary has not entered into derivative agreements to hedge against this type of risk. However, there is constant monitoring for these market rates with the purpose of assessing possible derivative transactions as a hedge against the volatility risk of these rates.

As of the balance sheet date, these liabilities are as follows:

PARENT COMPANY
	9/30/02	6/30/02
	Book value	Book value

LIABILITIES
DEBENTURES LINKED TO TJLP	598,193	606,854

TOTAL	598,193	606,854
CURRENT	9,895	24,091
LONG-TERM	588,298	582,763

CONSOLIDATED
	9/30/02	6/30/02
	Book value	Book value

LIABILITIES
LOANS LINKED TO TJLP (INCLUDING DEBENTURES)	2,679,395	2,762,145
LOANS LINKED TO UMBNDES	89,481	69,829
LOANS LINKED TO ANBID
LOANS LINKED TO IGPM	23,161	23,292
LOANS LINKED TO CDI	539,399	514,529
OTHER LOANS	967	6,969

TOTAL	3,332,403	3,376,764
CURRENT	472,021	449,845
LONG-TERM	2,860,382	2,926,919

Book and market values are equivalent because the current contractual conditions for these types of financial instruments are similar to those under which they were originated. In case of a hypothetical variation of 1% in the aforementioned rates, unfavorable to the Company, the annual negative impact on income would be approximately R$ 3,837.

d.  Risk of not linking monetary restatement indexes to accounts receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not linked to amounts of accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates, which affect the Subsidiary’s debts. Consequently, a risk arises from this lack of linkage.

e.  Contingency risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded in liabilities. Details of this risk are presented in Note 7.

f.  Risks related to investments

The Company has investments carried under the equity method and stated at acquisition cost. Brasil Telecom S.A. is a subsidiary, and this investment is carried under the equity method. The market value calculated for all its shares, corresponding to negotiations between minority shareholders, is the following:

	9/30/02		6/30/02
	Book value	Market value	Book value	Market value

INVESTMENTS	4,580,401	3,719,143	4,586,901	3,567,094
EQUITY IN SUBSIDIARIES	4,563,994	3,702,736	4,570,022	3,550,215
LISTED ON STOCK EXCHANGE	4,545,061	3,683,803	4,553,935	3,534,128
NOT LISTED ON STOCK EXCHANGE	18,933	18,933	16,087	16,087
OTHER INVESTMENTS	16,407	16,407	16,879	16,879

Investments in Nova Tarrafa Participações Ltda. and those stated at cost are immaterial in relation to total assets, and the risk related to them would not significantly impact the Company’s results in the case of significant losses on these investments.

g.  Temporary cash investment risks

The Company and its subsidiaries have several temporary cash investments in exclusive financial investment funds (FIFs), the assets of which are represented solely by fixed rate federal securities, and there is no credit risk in this type of operation. As of September 30, 2002 the Company had temporary cash investments in the amount of R$183,662 (R$214,911 as of June 30, 2002). Income earned to the quarter is recorded in financial income and amounts to R$21,522 (R$90,515 in 2001). The amounts related to the consolidated financial statements are: investments in the amount of R$619,904 (R$724,528 as of June 30, 2002) and income to the quarter in the amount of R$67,125 (R$143,973 in 2001).

6 – Private pension plans – PENSION FUNDS

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and Brasil Telecom S.A.’s wholly-owned subsidiary, BrT Serviços de Internet S.A., which form the Brasil Telecom Group”.

(A) Fundação Sistel de Seguridade Social (SISTEL)

The Company sponsors through SISTEL the TCSPREV, which is a defined-contribution plan that covers approximately 78% of the employees. It also sponsors the Assistance Plan PAMEC-BrT, for assisted participants of TCSPREV linked to the PBT-BrT group. It also sponsors, jointly with other SISTEL sponsors (companies derived from the spin-off of the former Telebrás System), the PBS-A (defined-benefit plan), for participants already covered on January 31, 2000 and the PAMA - Health Care Plan for Retired Employees (defined-contribution), for participants linked with the PBS-A and covered by the TCSPREV plan belonging to the PBS-TCS group. The PBS-A plan is running a surplus and no assets were recognized by the Company as sponsor due to the legal impossibility of reimbursing the surplus. No further contributions are planned for the future. Regarding PAMA, in accordance with a legal/actuarial evaluation, the Company’s liability is exclusively limited to future contributions.

To the quarter, company contributions amounted to R$11,222 to TCSPREV and R$109 to PAMA. There are currently no contributions to the remaining plans.

(B) Fundação dos Empregados da Cia. Riograndense de Telecomunicações – FCRT

The subsidiary Brasil Telecom S.A. sponsors the FCRT, the principal purpose of which is maintaining plans to supplement retirement, pension and other benefits by the official social security system to participants and which currently attends around 11% of the staff. The actuarial system used to determine costing is the collective capitalization method, evaluated annually by an independent actuary.

Contributions established to the plan

Regular contributions

In the quarter, they were equivalent to an average of 5.21% of the payroll of participants linked to the foundation plans, and participants contribute at variable rates, according to their salary ranges. The average rate of participants’ contributions in the quarter was 4.66%. Regular contributions to the quarter were R$2,439.

Amortization contributions

The maximum settlement period for amortizing the technical reserve, with respect to the current value of the supplementary contribution, is twenty years as from January 2002. The participants’ contributions towards the deficit to the quarter were R$11,025, equivalent to an average 23.57% of the participants’ payroll.

CVM Resolution nº 371/2000, which approved NPC 26 issued by IBRACON

On December 31, 2001, an evaluation of the plans managed by FCRT was made, and an actuarial insufficiency (deficit) of R$490,744 was determined. The Subsidiary recognized on that date a provision for the total deficit, as established in the aforementioned Resolution. In view of the amortizations of this deficit to the quarter, the provision balance as of September 30, 2002 is R$479,718 (R$482,811 as of June 30, 2002). Due to the monitoring performed by the Subsidiary, through a quarterly actuarial evaluation, the current accrued balance was not affected so as to require adjustments, and is stated in accordance with the cited CVM Resolution.

Approval of BrTPREV benefits plan

FCRT obtained approval by the Supplementary Pensions Department to introduce a defined-contribution plan called BrTPREV. Further details are given in note 37 dealing with subsequent events.

7 – Provisions for contingencies

Brasil Telecom (Group) periodically performs an assessment of its contingency risks, and also reviews litigation taking into consideration the legal, economic and accounting aspects. The assessment of these risks is aimed at classifying them according to the chances of an unfavorable outcome amongst the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of legal advisers.

For contingencies with risks classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, as required by law, escrow deposits are made to ensure the continuity of the lawsuits in progress. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor claims

The provision for labor claims includes an estimate by Company management, supported by the opinion of its legal advisors, of the probable losses related to suits filed by former employees of the Company and service providers.

Tax suits

The provision for tax contingencies refers principally to matters related to tax assessments due to differences in interpretation of the tax legislation by Brasil Telecom legal advisors and the tax authorities. The differences, if decided in court in favor of Brasil Telecom, may represent future gains. The taxes pending future homologation by tax authorities are subject to total elimination of the tax debt on expiry of the limitation period.

Civil suits

The provisions for civil contingencies refer to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

The contingencies for risks considered probable, for which provisions are recorded in liabilities, have the following balances:

CONSOLIDATED
TYPE	9/30/02	6/30/02

LABOR	329,407	331,123
TAX	12,728	11,553
CIVIL	62,425	54,949

TOTAL	404,560	397,625
CURRENT	63,488	62,989
LONG-TERM	341,072	334,636

The composition of contingencies with risks considered possible, and which are therefore not covered by provisions, is the following:

CONSOLIDATED
	9/30/02	6/30/02
TYPE	Possible	Possible

LABOR	411,973	368,115
TAX	452,322	433,776
CIVIL	224,225	133,922

TOTAL	1,088,520	935,813

In addition to the above-mentioned suits there are also contingencies for risks considered remote, amounting to R$ 630,759 (R$ 573,317 as of June 30, 2002).

Escrow deposits related to contingencies and challenged taxes (suspended collection) are shown in Note 21.

8 – Shareholders’ equity

Capital

Subscribed and paid-up capital as of September 30, 2002 (and June 30, 2002) is R$2,257,611, represented by shares without par value, as follows:

In thousand shares
TYPE OF SHARE	9/30/02	6/30/02

COMMON	132,355,516	132,355,516
PREFERRED	219,863,511	219,863,511

TOTAL	352,219,027	352,219,027

	9/30/02	6/30/02

BOOK VALUE PER THOUSAND SHARES (R$)	17.64	17.31

Rights of preferred shares

Preferred shares are nonvoting, except for the hypothesis set forth in the sole paragraph of articles 11 and 14 of the bylaws, and have priority in the redemption of capital, without premium, and in the payment of non-cumulative annual minimum dividends of 6% of the amount obtained by dividing the subscribed capital by the number of total Company shares, calculated on a pro rata basis.

•	Capital reserves – Capital reserves are recognized in accordance with the following practices:

–	Reserve for premium on subscription of shares: results from the difference between the amount paid on subscription and the portion allocated to capital;

–	Special merger goodwill reserve: represents the net value of the balancing item of goodwill recorded in deferred charges as required by CVM Instructions nº 319/99 and 320/00. When the corresponding tax credits are used, the reserve is capitalized annually, in the name of the controlling shareholder, observing the preemptive rights of the other shareholders.

–	Other capital reserves: recorded by the balancing entry of the funds invested in income tax incentives.

•	Profit reserves – The revenue reserves are recognized in accordance with the following practices:

–	Statutory reserve: recognized at the end of each year, represents the allocation of five percent of annual net earnings, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. This reserve is only used to increase capital or offset losses.

–	Unearned profit reserve: recognized in the year in which the amount of the statutory dividend, calculated in accordance with the provisions of the bylaws or with article 202 of Law No. 6,404/76, exceeds the realized portion of net earnings. The reserve can be used to offset losses in subsequent years or, when realized, be included in the calculation of net income adjusted for dividend payments. In accordance with the updating established by Law nº 10,303/01, profits recorded in the unearned income reserve as from 2002, should, when realized, and if they are not used to absorb losses in subsequent years, be included in the first dividend declared after realization.

–	Retained earnings balance: comprises the remaining balances of net earnings for the financial year, adjusted under the terms of article 202 of Law nº 6,404/76, or by recording adjustments from prior years, if applicable.

–	Dividends and interest on equity: The dividends are calculated at the end of the financial year in accordance with Company bylaws and corporate law. Statutory minimum dividends are calculated in accordance with article 202 of Law 6,404/76 and preferred or priority dividends are calculated in accordance with Company bylaws. As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on equity (JSCP) under the terms of article 9, paragraph 7, of Law nº 9249, dated December 26, 1995. The interest paid or credited will be offset against the minimum statutory dividend. Up to the end of the quarter interest on equity was credited to shareholders to a total of R$116,000, which will be allocated to dividends, net of income tax, as part of the proposed allocation of income for the 2002 financial year, to be submitted for approval by the general shareholders’ meeting.

9/30/02

INTEREST ON EQUITY - JSCP CREDITED	116,000
COMMON SHARES	43,590
PREFERRED SHARES	72,410
WITHHOLDING TAX (IRRF)	(17,400)
NET INTEREST ON EQUITY	98,600

9 – Operating revenue from telecommunications services

CONSOLIDATED
	9/30/02	9/30/01

LOCAL SERVICE	4,340,189	3,876,189
CONNECTION FEES	26,671	55,703
BASIC SUBSCRIPTION	1,928,975	1,618,975
MEASURED SERVICE CHARGES	968,877	1,017,093
FIXED TO MOBILE CALLS - VC1	1,327,613	1,132,483
RENT	4,429	6,676
OTHER	83,624	45,259
LONG-DISTANCE SERVICES	1,292,699	980,857
INTER-SECTORIAL FIXED	772,419	591,864
INTRA-REGIONAL FIXED (INTER-SECTORIAL)	250,957	202,855
FIXED TO MOBILE CALLS - VC2 AND VC3	268,872	185,611
INTERNATIONAL	451	527
INTERCONNECTION (Use of Network)	564,051	587,590
FIXED-FIXED	434,400	456,808
MOBILE-FIXED	128,510	130,782
TRANSPORT	1,141	—
LEASE OF MEANS	180,692	151,131
PUBLIC TELEPHONY	254,778	196,761
DATA TRANSMISSION	362,921	243,604
SUPPLEMENTARY, INTELLIGENT NETWORK & ADVANCED SERVICES	200,503	152,304
OTHER	24,505	28,473
GROSS OPERATING REVENUE	7,220,338	6,216,909
TAXES ON GROSS REVENUE	(1,950,384)	(1,618,136)
OTHER DEDUCTIONS FROM GROSS REVENUE	(72,516)	(74,763)
NET OPERATING REVENUE	5,197,438	4,524,010

10 – Cost of services provided

CONSOLIDATED
	9/30/02	9/30/01

PERSONNEL	(118,390)	(142,998)
MATERIALS	(60,330)	(71,592)
THIRD-PARTY SERVICES	(390,154)	(332,982)
INTERCONNECTION	(1,120,097)	(917,649)
RENT, LEASING AND INSURANCE	(162,088)	(119,786)
CONNECTION MEANS	(8,696)	(17,321)
FISTEL	(8,517)	(6,836)
DEPRECIATION AND AMORTIZATION	(1,420,210)	(1,354,546)
OTHER	(2,554)	(3,257)

TOTAL	(3,291,036)	(2,966,967)

11 – Selling expenses

CONSOLIDATED
	9/30/02	9/30/01

PERSONNEL	(80,631)	(106,466)
MATERIALS	(1,488)	(2,967)
THIRD-PARTY SERVICES	(274,700)	(180,379)
RENT, LEASING AND INSURANCE	(5,811)	(1,694)
PROVISION FOR DOUBTFUL ACCOUNTS	(12,993)	(74,355)
LOSSES ON ACCOUNTS RECEIVABLE	(186,802)	(185,066)
DEPRECIATION AND AMORTIZATION	(2,895)	(3,557)
OTHER	(235)	(360)

TOTAL	(565,555)	(554,844)

12 – General and administrative

PARENT COMPANY	CONSOLIDATED
	9/30/02	9/30/01	9/30/02	9/30/01

PERSONNEL	(5,171)	(3,317)	(116,376)	(115,351)
MATERIALS	(41)	(168)	(2,891)	(5,596)
THIRD-PARTY SERVICES	(12,437)	(9,270)	(259,087)	(241,143)
RENT, LEASING AND INSURANCE	(1,075)	(2,403)	(48,653)	(42,230)
DEPRECIATION AND AMORTIZATION	(2,074)	(1,149)	(57,106)	(33,627)
OTHER	(12)	(85)	(1,167)	(1,333)

TOTAL	(20,810)	(16,392)	(485,280)	(439,280)

13 – Other operating revenue (expense)

PARENT COMPANY	CONSOLIDATED
	9/30/02	9/30/01	9/30/02	9/30/01

TECHNICAL AND ADMINISTRATIVE SERVICES	1,781	1,551	24,122	22,963
INFRASTRUCTURE LEASE – OTHER TELECOM COMPANIES	—	—	21,934	19,723
FINES	(1)	—	53,621	43,658
RECOVERED TAXES AND EXPENSES	524	5,577	27,447	30,371
WRITE-OFF OF REVENUE IN PROCESS OF CLASSIFICATION	—	—	20,068	—
PRESCRIBED DIVIDENDS	3,094	—	9,562	19,105
DIVIDENDS FROM INVESTMENTS VALUED AT COST	—	—	2,108	2,237
LAY-OFF PROGRAM	—	—	(3,295)	(55,928)
TAXES (OTHER THAN ON GROSS REVENUE, INCOME & SOCIAL CONTRIBUTION TAXES)	(545)	(8,929)	(18,282)	(26,520)
DONATIONS AND SPONSORSHIPS	(50)	(25)	(22,239)	(10,296)
CONTINGENCIES – PROVISION/REVERSAL	—	—	(36,688)	4,631
REVERSAL OF OTHER PROVISIONS	950	—	9,439	666
INDEMNITY OF TELEPHONY SERVICES	—	—	(308)	(9,416)
WRITE-OFF OF AMOUNTS FOR INTERCONNECTION	—	—	—	(74,963)
WRITE-OFF OF AMOUNTS FOR LEASE OF MEANS	—	—	—	(5,960)
WRITE-OFF OF AMOUNTS RECOVERABLE & OTHER CREDITS	—	—	(6,727)	(19,842)
AMORTIZATION OF GOODWILL ON INVESTMENT ACQUISITION	(1,409)	(1,487)	(1,409)	(1,487)
OTHER REVENUE/EXPENSES	(31)	(376)	(3,079)	(8,376)

TOTAL	4,313	(3,689)	76,274	(69,434)

14 – Financial income (expenses)

PARENT COMPANY	CONSOLIDATED
	9/30/02	9/30/01	9/30/02	9/30/01

FINANCIAL INCOME	331,501	240,837	262,011	305,722
LOCAL CURRENCY	207,055	191,500	138,925	218,441
ON FOREIGN CURRENCY RIGHTS	124,446	49,337	123,086	87,281
FINANCIAL EXPENSES	(195,878)	(62,625)	(682,771)	(311,900)
LOCAL CURRENCY	(77,571)	(62,364)	(375,202)	(205,469)
ON FOREIGN CURRENCY LIABILITIES	(2,307)	(261)	(111,047)	(106,431)
INTEREST ON EQUITY	(116,000)	—	(196,522)	—

TOTAL	135,623	178,212	(420,760)	(6,178)

The interest on equity was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution nº 207/96.

15 – Non-operating income (expenses)

PARENT COMPANY	CONSOLIDATED
	9/30/02	9/30/01	9/30/02	9/30/01

AMORTIZATION OF GOODWILL ON MERGER	—	—	(93,011)	(93,011)
PROVISION/REVERSAL REALIZABLE VALUE & FIXED ASSET LOSSES	—	—	(14,440)	(13,431)
GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	—	(2,940)	3,678	(1,815)
GAIN (LOSS) ON INVESTMENTS	(4,269)	20,696	(4,269)	20,696
PROVISION/REVERSAL FOR INVESTMENT LOSSES	(6)	(1,670)	(1,941)	(1,670)
OTHER NONOPERATING REVENUE (EXPENSES)	—	—	—	1,398

TOTAL	(4,275)	16,086	(109,983)	(87,833)

16 – Income and social contribution taxes

PARENT COMPANY	CONSOLIDATED

	9/30/02	9/30/01	9/30/02	6/30/01

INCOME BEFORE TAXES AND AFTER EMPLOYEE PROFIT SHARING	287,671	231,263	371,781	350,060
EXPENSE RELATED TO SOCIAL CONTRIB. TAX (/9%)	25,890	20,814	33,460	31,505
PERMANENT ADDITIONS	614	134	11,250	9,731
EQUITY GAIN (LOSS)/LOSS WITH INVESTMENTS	384	—	384	—
OTHER	230	134	10,866	9,731
PERMANENT EXCLUSIONS	(2,161)	(7,113)	(1,179)	(3,873)
EQUITY GAIN (LOSS)/GAIN WITH INVESTMENTS	(1,828)	(7,113)	—	(1,863)
DIVIDENDS FROM INVESTMENTS VALUED AT COST / PRESCRIBED DIVIDENDS	(333)	—	(1,105)	(1,705)
OTHER	—	—	(74)	(305)
RATE ADJUSTMENT (8% TO 9%) ON DEFERRED AMOUNTS	315	—	315	—
SOCIAL CONTRIB. TAX IN STATEMENT OF INCOME	24,658	13,835	43,846	37,363
INCOME TAX EXPENSE (10%+15%=25%)	71,918	57,816	92,945	87,515
PERMANENT ADDITIONS	1,706	1,118	33,248	28,571
EQUITY GAIN (LOSS)/LOSS WITH INVESTMENTS	1,067	—	1,067	—
OTHER	639	1,118	32,181	28,571
PERMANENT EXCLUSIONS	(6,003)	(19,763)	(4,052)	(11,019)
EQUITY GAIN (LOSS)/GAIN WITH INVESTMENTS	(5,077)	(19,758)	—	(5,174)
DIVIDENDS FROM INVESTMENTS VALUED AT COST / PRESCRIBED DIVIDENDS	(926)	—	(3,070)	(4,735)
OTHER	—	(5)	(982)	(1,110)
OTHER	—	—	(392)	(3,083)
CORP. INCOME TAX EXPENSE IN STATEMENT OF INCOME	67,621	39,171	121,749	101,984
INCOME & SOCIAL CONTRIBUTION TAX EXPENSE IN STATEMENT OF INCOME	92,279	53,006	165,595	139,347

Income and social contribution taxes are recognized on the accrual basis of accounting. Temporary differences are deferred.

17 – Cash and cash equivalents

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

CASH	13	13	53	72
BANKS	255	1,465	173,256	32,350
TEMPORARY CASH INVESTMENTS	183,662	214,911	619,904	724,528

TOTAL	183,930	216,389	793,213	756,950

Temporary cash investments represent amounts invested in exclusive investment funds managed by institutions specialized in the management of financial resources. These investment funds are backed by federal bonds, with an average yield equivalent to DI CETIP (CDI).

Cash flow statement

The cash flow statement covers the accumulated movements of operations as from the beginning of the current financial year to the balance sheet date.

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02
OPERATIONS
NET EARNINGS FOR THE PERIOD	311,392	192,108	353,207	193,794
INCOME ITEMS NOT AFFECTING CASH FLOW	(97,845)	(28,238)	2,204,633	1,512,563
DEPRECIATION AND AMORTIZATION	2,075	1,390	1,480,212	971,726
LOSSES ON ACCOUNTS RECEIVABLE FOR SERVICES	—	—	177,127	118,150
PROVISION FOR DOUBTFUL ACCOUNTS	—	—	12,993	9,376
PROVISION FOR CONTINGENCIES	—	—	29,144	22,070
DEFERRED TAXES	—	(528)	33,080	20,680
AMORTIZATION OF GOODWILL PAID ON ACQUISITION OF INVESTMENTS	—	—	93,011	62,007
RESULT OF WRITING OFF PERMANENT ASSETS	—	—	24,425	16,588
FINANCIAL EXPENSES	(17,984)	(16,719)	323,908	201,216
EQUITY GAIN (LOSS)	(20,156)	(24,141)	—	—
MINORITY INTERESTS	—	—	49,501	53,057
OTHER EXPENSES/INCOME	(61,780)	11,757	(18,768)	37,693
CHANGES IN EQUITY	56,732	39,510	(496,798)	(399,459)
CASH FLOW FROM OPERATIONS	270,279	203,377	2,061,042	1,306,898

FINANCING
DIVIDENDS/INTEREST ON EQUITY PAID IN THE PERIOD	(220,354)	(92,880)	(286,069)	(157,472)
LOANS AND FINANCING	(57,919)	(28,949)	(21,339)	171,396
LOANS OBTAINED	—	—	531,853	525,748
LOANS SETTLED	(176)	(88)	(317,239)	(196,857)
INTEREST PAID	(57,743)	(28,861)	(235,953)	(157,495)
INCREASES TO SHAREHOLDERS’ EQUITY	—	—	154	60
OTHER CASH FLOW FROM FINANCING	—	—	12,453	10,783
CASH FLOW FROM FINANCING	(278,273)	(121,829)	(294,801)	24,767

INVESTMENTS
SHORT TERM CASH INVESTMENTS	64,190	6,837	(8,275)	(2,745)
SUPPLIER’S CREDITS	102	1,027	(396,687)	(292,984)
FUNDS RECEIVED FROM THE SALE OF PERMANENT ASSETS	—	—	15,266	8,584
INVESTMENTS IN FIXED ASSETS	(3,465)	(4,926)	(1,055,801)	(773,018)
OTHER INVESTMENT FLOWS	(3,070)	(2,264)	6,939	19,918
CASH FLOW FROM INVESTMENTS	57,757	674	(1,438,558)	(1,040,245)

CASH FLOW DURING THE PERIOD	49,763	82,222	327,683	291,420

CASH AND CASH EQUIVALENTS
CLOSING BALANCE	183,930	216,389	793,213	756,950
OPENING BALANCE	134,167	134,167	465,530	465,530
VARIATION IN CASH AND CASH EQUIVALENTS	49,763	82,222	327,683	291,420

18 – Trade accounts receivable

CONSOLIDATED
	9/30/02	6/30/02

UNBILLED AMOUNTS	513,881	473,158
BILLED AMOUNTS	1,162,592	1,065,143
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(156,559)	(152,941)
TOTAL	1,519,914	1,385,360
CURRENT	986,311	887,631
PAST DUE – 01 TO 30 DAYS	297,494	279,068
PAST DUE – 31 TO 60 DAYS	94,244	111,855
PAST DUE – 61 TO 90 DAYS	71,996	67,487
PAST DUE – OVER 90 DAYS	226,428	192,260

19 – Loans and financing

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

LOANS
LOANS TO SUBSIDIARY	131,795	100,872	—	—
LOANS	162,689	118,810	176,841	127,432
FINANCING
DEBENTURES OF SUBSIDIARY	1,338,747	1,393,937	—	—

TOTAL	1,633,231	1,613,619	176,841	127,432
CURRENT	—	—	7,119	3,174
NONCURRENT	1,633,231	1,613,619	169,722	124,258

The loans and financing account for the balance sheet date includes the amount of R$162.689 (R$118.810 as of June 30, 2002), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through on lending for financing their expansions. These amounts are subject to exchange variation plus interest between 11.55% p.a. and the semiannual Libor rate plus 1% and 1.5% per annum. These loans are being challenged in the courts by the parent company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of losses on these receivables.

The income related to the restatement of the charges on these loans receivable is being deferred for tax purposes, and the corresponding deferred income and social contribution taxes are recognized.

20 – Deferred and recoverable taxes

Deferred income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX on:
PROVISION FOR CONTINGENCIES	—	—	32,946	32,440
ALLOWANCE FOR DOUBTFUL ACCOUNTS	—	—	14,071	13,756
PROVISION FOR EMPLOYEE PROFIT SHARING	49	42	1,916	1,371
UNREALIZED REVENUE	—	—	1,883	2,003
GOODWILL ON BLUETEL ACQUISITION (CVM INSTRUCTION 349/01)	40,100	43,794	40,100	43,395
GOODWILL ON CRT ACQUISITION	—	—	49,856	53,643
PROVISION FOR PENSION PLAN ACTUARIAL INSUFFICIENCY COVERAGE	—	—	38,684	38,962
NEGATIVE CALCULATION BASE	309	5,553	309	5,553
OTHER PROVISIONS	—	—	3,205	2,818
SUBTOTAL	40,458	49,389	182,970	193,941
CORPORATE INCOME TAX
DEFERRED INCOME TAX ON:
PROVISION FOR CONTINGENCIES	—	—	100,972	99,406
ALLOWANCE FOR DOUBTFUL ACCOUNTS	—	—	39,087	38,212
TAX LOSSES	859	15,140	859	15,140
PROVISION FOR EMPLOYEE PROFIT SHARING	136	116	5,324	3,808
UNREALIZED REVENUE	—	—	5,843	6,174
ICMS - 69/98 AGREEMENT	—	—	27,249	25,719
GOODWILL ON BLUETEL ACQUISITION (CVM INSTRUCTION 349/01)	118,729	131,907	118,729	131,907
GOODWILL ON CRT ACQUISITION	—	—	149,884	161,717
PROVISION FOR COFINS/CPMF SUSPENDED COLLECTION	—	—	11,891	12,495
PROVISION FOR PENSION PLAN ACTUARIAL INSUFFICIENCY COVERAGE	—	—	119,930	120,703
OTHER PROVISIONS	—	—	12,460	7,787
SUBTOTAL	119,724	147,163	592,228	623,068
TOTAL	160,182	196,552	775,198	817,009
CURRENT	74,746	92,609	243,603	255,034
NONCURRENT	85,436	103,943	531,595	561,975

In accordance with the provisions of CVM Instruction nº 371/02 and CVM Ruling nº 273/98, with respect to the deferred income tax and social contribution on net income (CSLL) assets derived from temporary differences, tax losses and the negative CSLL calculation base for June 30, 2002, to the amount of R$160,182 (R$775,198 consolidated), the Company envisages the following realization capacity: (i) of the tax credit for the merger goodwill, to the amount of R$158,829 (R$358,569 consolidated), within the period allowed under the tax legislation, according to the monthly portions of amortization of the goodwill, up to 2004 (2005 for the consolidated); (ii) for the tax credit of the amount provisioned to cover the actuarial insufficiency of the pension funds, to the amount of R$158,614 consolidated, within up to 19 years and 3 months, coinciding with the maximum period stipulated in the current amortization plan, in accordance with the requirements of the Sup plementary Pensions Department; and (iii) the balance of the asset to the amount of R$1,353 (R$258,015 consolidated), within a maximum period of one financial year, from the time when each remaining type of deferred tax asset is considered realizable. In relation to the tax loss and the negative CSLL calculation base, formed temporarily this year, to a total amount of tax of R$1,168, the company is capable of recovering these assets within the period stipulated in the CVM regulations. With respect to the consolidated effect, the amount of R$6,422 was not recognized as a deferred tax asset of BrTI Serviços de Internet S.A., a wholly-owned subsidiary of the subsidiary BT S.A., since there was no income projection up to the end of the quarter to establish a period during which the negative CSLL calculation base and tax loss of the subsidiary could be offset.

Also in accordance with the requirements of the above-mentioned CVM Instruction, the issue of recovering tax credits will be submitted for analysis by the Company’s Supervisory and Executive Boards.

Other tax carry forwards available for offset

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

CORPORATE INCOME TAX	177,756	162,544	206,430	181,905
SOCIAL CONTRIBUTION TAX	8,880	9,311	16,013	17,585
ICMS	34	12	309,037	329,191
PIS, COFINS AND OTHER	9	9	5,405	3,744

TOTAL	186,679	171,876	536,885	532,425
CURRENT	75,618	36,516	228,126	200,505
NONCURRENT	111,061	135,360	308,759	331,920

21 – Escrow deposits

Balances of escrow deposits related to contingencies and challenged taxes (suspended collection):

PARENT COMPANY	CONSOLIDATED
NATURE OF RELATED LIABILITIES	9/30/02	6/30/02	9/30/02	6/30/02

LABOR	2	2	140,766	130,124
CIVIL	—	—	9,834	7,734
TAX
CHALLENGED TAXES - ICMS 69/98 AGREEMENT	—	—	108,704	103,029
OTHER	—	—	54,199	52,544

TOTAL	2	2	313,503	293,431
CURRENT	—	—	37,430	36,163
NONCURRENT	2	2	276,073	257,268

22 – Other assets

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

RECEIVABLES FROM OTHER TELECOM COMPANIES	—	—	62,810	70,667
ADVANCES TO SUPPLIERS	—	—	23,139	61,531
CONTRACTUAL GUARANTEES AND RETENTIONS	148	148	15,935	15,934
ADVANCES TO EMPLOYEES	153	162	30,333	29,915
RECEIVABLES FROM SALE OF ASSETS	—	—	6,231	3,106
PREPAID EXPENSES	10,279	10,041	54,366	47,134
ASSETS FOR SALE	—	—	5,967	6,072
TAX INCENTIVES	—	—	14,473	14,473
OTHER	2,989	2,539	13,559	6,896

TOTAL	13,569	12,890	226,813	255,728
CURRENT	6,586	5,297	149,099	172,864
NONCURRENT	6,983	7,593	77,714	82,864

23 – Investments

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

INVESTMENT CARRIED UNDER THE EQUITY METHOD	4,563,994	4,570,022	—	—
GOODWILL ON ACQUISITION OF INVESTMENTS	5,947	6,417	5,947	6,417
INVESTMENTS STATED AT COST	8,701	8,701	76,239	76,239
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	1,759	1,761	28,314	27,689
OTHER INVESTMENTS	—	—	350	350

TOTAL	4,580,401	4,586,901	110,850	110,695

•	Investments carried under the equity method: include the Company’s ownership interest in its subsidiaries Brasil Telecom S.A. and Nova Tarrafa Participações Ltda., the principal data of which on September 30, 2002 are the following:

	BT S.A.	NTP (Ltda.)

SHAREHOLDERS’ EQUITY	6,888,798	18,933
CAPITAL	3,335,770	14,700
SHARE/SHARE QUOTA EQUITY VALUE (R$)	12,85	1,29
NET INCOME FOR THE QUARTER	154,693	4,233
NUMBEROF SHARES/SHAREQUOTAS HELD BY PARENT COMPANY
COMMON SHARES	237,982,221,101	—
PREFERRED SHARES	114,787,167,580	—
SHAREQUOTAS	—	14,699,952
% OWNERSHIP INTEREST IN SUBSIDIARY’S CAPITAL (net of treasury stock)
IN TOTAL CAPITAL	65.66%	99.99%
IN VOTING CAPITAL	97.71%	99.99%
EQUITY GAIN TO THE QUARTER
FROM OPERATIONS	170,204	4,233
OTHER THAN FROM OPERATIONS	(4,269)	—
DIVIDENDS/INTEREST ON CAPITAL RECEIVABLE (ACCRUED TO QUARTER)	131,009	—

•	Investments stated at cost: ownership interest obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, or investments based on the Law of Incentives to Information Technology Companies or the Audiovisual Law. Most are shares of other telecommunication companies located in the regions covered by such regional incentives.

Regarding the consolidated amounts, the main investments are R$3,870 in Vant Telecomunicações S.A. and R$10,000 in IBEST Holding Corporation, both held by the subsidiary Brasil Telecom S.A. and its wholly-owned subsidiary BrT Serviços de Internet S.A., respectively.

•	Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

•	Other investments: are related to cultural assets.

24 – Property, plant and equipment

Parent Company

TYPE OF ASSET	Annual depreciation rates	9/30/02			6/30/02
		Cost	Accumulated depreciation	Net book value	Net book value

BUILDINGS	4%	62	(30)	32	32
ASSETS FOR GENERAL USE	5% – 20%	52,988	(47,264)	5,724	6,286
OTHER ASSETS	10% – 20%	3,891	(3,804)	87	86

TOTAL		56,941	(51,098)	5,843	6,404

Consolidated

TYPE OF ASSET	Annual depreciation rates	9/30/02			6/30/02
		Cost	Accumulated depreciation	Net book value	Net book value

CONSTRUCTION IN PROGRESS	—	1,406,108	—	1,406,108	1,829,317
PUBLIC SWITCHING EQUIPMENT	20%	5,695,388	(4,306,816)	1,388,572	1,412,595
TRANSMISSION EQUIPMENT & MEANS	5% – 20%	10,457,188	(6,452,777)	4,004,411	3,942,801
TERMINATORS	20%	465,887	(355,091)	110,796	97,240
DATA COMMUNICATION EQUIPMENT	20%	425,316	(177,129)	248,187	174,494
BUILDINGS	4%	880,166	(461,154)	419,012	422,303
INFRASTRUCTURE	4% – 20%	3,217,157	(1,413,514)	1,803,643	1,747,575
ASSETS FOR GENERAL USE	5% – 20%	627,947	(403,172)	224,775	219,618
LAND	—	88,565	—	88,565	88,519
OTHER ASSETS	5% – 20%	314,723	(138,741)	175,982	180,147

TOTAL		23,578,445	(13,708,394)	9,870,051	10,114,609

Rentals

The Company and the subsidiary Brasil Telecom S.A. and its subsidiary BrTI, according to their businesses, rent properties, posts, rights of way (roads), equipment and connection means, formalized through several contracts, which expire on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total lease expenses related to such contracts for the quarter are R$11 (R$213 in 2001) and consolidated R$120,718 (R$118,423 in 2001).

Leasing

The Company and the subsidiary Brasil Telecom S.A. have lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies. The participation in the consortium is 15.57% for the Company and 54.43% for the subsidiary. Leasing expenses recorded for the quarter amounted to R$979 (R$678 in 2001) for the Company and R$35,399 (R$28,673 in 2001) for the consolidated.

Insurance

A program of insurance policies is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses to the quarter were R$85 (R$319 in 2001) for the Company and R$5,694 (R$2,860 in 2001) for the consolidated.

The principal risks not covered by insurance are:

•	Contractual Civil Liability: refers to contracts with customers for cases of damage or legal claims; and

•	Optional Civil Liability: refers to the coverage of Company vehicles for the case of damages involving third parties.

25 – Deferred charge

PARENT COMPANY
	9/30/02			6/30/02
	Cost	Accumulated Amortization	Net Amount	Net Amount

DATA PROCESSING SYSTEMS	3,450	—	3,450	2,991

TOTAL	3,450	—	3,450	2,991

CONSOLIDATED
	9/30/02			6/30/02
	Cost	Accumulated Amortization	Net Amount	Net Amount

GOODWILL ON CRT MERGER	620.073	(227.360)	392.713	423.717
INSTALLATION AND REORGANIZATION COSTS	31.118	(2.357)	28.761	27.504
DATA PROCESSING SYSTEMS	131.993	(19.089)	112.904	53.372
OTHER	43.255	(5.201)	38.054	36.999

TOTAL	826.439	(254.007)	572.432	541.592

The goodwill is derived from the merger of CRT in the subsidiary Brasil Telecom S.A. and is being amortized over five years, based on expected future profitability. As established by CVM Instruction nº 319/99 the goodwill amortization does not affect the calculation basis of dividends to be paid.

26 – Payroll and related charges

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

SALARIES AND COMPENSATION	66	55	2,328	1,242
PAYROLL CHARGES	246	242	71,306	65,382
BENEFITS	15	14	5,787	7,358
LAY-OFFPROGRAM	—	—	—	—
OTHER	—	—	—	562

TOTAL	327	311	79,421	74,544
CURRENT	327	311	69,039	65,589
LONG TERM	—	—	10,382	8,955

27 – Accounts payable and accrued expenses

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

TRADE ACCOUNTS PAYABLE	358	1,284	787,707	931,929
THIRD-PARTY CONSIGNMENTS	145	17,524	85,228	98,329

TOTAL	503	18,808	872,935	1,030,258
CURRENT	503	18,808	869,254	1,013,261
LONG-TERM	—	—	3,681	16,997

28 – Taxes other than income taxes

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

ICMS (STATE VAT)	42	29	545,007	491,068
TAXES ON OPERATING REVENUES (COFINS/PIS)	5,509	3,367	82,589	71,951
OTHER	—	—	8,213	11,974

TOTAL	5,551	3,396	635,809	574,993
CURRENT	5,551	3,396	332,979	309,776
LONG-TERM	—	—	302,830	265,217

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court and deposited in escrow. It also includes ICMS deferral, based on incentives by the government of the State of Paraná.

29 – Taxes on income

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

SOCIAL CONTRIBUTION TAX
LAW 8200/91 - SPECIAL MONETARY RESTATEMENT	—	—	4,179	4,373
UNEARNED FINANCIAL INCOME	16,191	8,037	16,487	8,037
SUBTOTAL	16,191	8,037	20,666	12,410
CORPORATE INCOME TAX
LAW 8200/91 - SPECIAL MONETARY RESTATEMENT	—	—	12,911	13,377
UNEARNED FINANCIAL INCOME	46,534	23,883	51,005	27,644
DEFERRAL OF OTHERS WITH SUSPENDED DEMANDABILITY	—	—	6,179	5,911
SUBTOTAL	46,534	23,883	70,095	46,932

TOTAL	62,725	31,920	90,761	59,342
CURRENT	—	—	4,143	3,868
LONG-TERM	62,725	31,920	86,618	55,474

30 – Dividends, interest on equity and employee profit sharing

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

MAJORITY SHAREHOLDERS	—	45,625	—	45,625
MINORITY SHAREHOLDERS	26,542	109,402	129,952	181,892
EMPLOYEE PROFIT SHARING	948	747	29,275	20,394

TOTAL	27,490	155,774	159,227	247,911

31– Loans and financing

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

FINANCING	546,289	546,087	3,269,585	3,351,423
ACCRUED INTEREST	52,894	61,559	293,219	219,487

TOTAL	599,183	607,646	3,562,804	3,570,910
CURRENT	10,029	24,216	512,432	500,658
LONG-TERM	589,154	583,430	3,050,372	3,070,252

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	9/30/02	6/30/02	9/30/02	6/30/02

TJLP	598,193	606,854	2,679,395	2,762,145
CDI	—	—	539,399	514,529
UMBNDES (BNDES Basket of Currencies)	—	—	89,481	69,829
US DOLLARS	990	792	277,964	209,904
US DOLLARS (HEDGE)	—	—	(47,563)	(15,758)
IGPM (GENERAL MARKET PRICE INDEX)	—	—	23,161	23,292
OTHER	—	—	967	6,969

TOTAL	599,183	607,646	3,562,804	3,570,910

Financing

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

BNDES	—	—	2,170,683	2,225,122
DEBENTURES	598,193	606,854	1,137,592	1,121,383
FINANCIAL INSTITUTIONS	—	—	234,710	208,351
SUPPLIERS	990	792	19,819	16,054

TOTAL	599,183	607,646	3,562,804	3,570,910

•	Financing denominated in local currency: bear interest based on TJLP, plus 3.85% to 4.0% p.a., UMBNDES plus 3.85% p.a. and IGP-M plus 12% p.a., resulting in an average rate of 15.10% p.a.

•	Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 15.50% p.a., resulting in an average rate of 14.46% p.a. and variable interest rates of 0.5% to 4.0% p.a. above LIBOR, resulting in an average rate of 3.54% p.a. The LIBOR rate on September 30, 2002 for semiannual payments was 1.71% p.a.

•	Debentures

–	Parent Company: In 2000, the Company issued debentures for the purpose of financing part of the investment program of the subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$598,193, will be amortized in three installments, maturing in 2004, 2005 and 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a. will be capitalized to the debentures balance.

–	Subsidiary: The subsidiary Brasil Telecom S.A. started, as from May 1, 2002, the public issue of 50,000 registered debentures nonconvertible into shares, with face value of R$10, totaling R$500,000. The maturity period will be two years, maturing on May 1, 2004. The remuneration of these debentures will correspond to an interest rate of 109% of the CDI rate, paid on a semi-annual basis, on November 1 and May 1, counting from the beginning of the distribution until the maturity of the debentures. The restated balance of this debentures is R$539,399.

Repayment schedule

The long-term portion is scheduled for payment as follows:

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

2003	57	125	111,901	319,316
2004	176,718	174,995	1,141,438	1,119,638
2005	176,718	174,995	641,438	614,515
2006	235,547	233,272	676,484	659,643
2007	114	43	427,722	335,110
2008 and after	—	—	51,389	22,030
TOTAL	589,154	583,430	3,050,372	3,070,252

Guarantees

The financing obtained by the Subsidiary is guaranteed by collateral comprising credit rights from telephone services provided and the Company’s signature.

The Subsidiary has hedge contracts covering 38% of its financing denominated in US dollars (56% in relation to the consolidated contracts), for the purpose of hedging against significant variations in the exchange rate. Gains and losses on these contracts are recognized on an accrual basis.

32 – Provisions for pension plans

CONSOLIDATED
TYPE	9/30/02	6/30/02

PROVISION FOR PENSION PLANS	479,718	482,811

TOTAL	479,718	482,811
CURRENT	30,642	33,735
NONCURRENT	449,076	449,076

As of December 31, 2001, the subsidiary Brasil Telecom S.A. recognized a provision for the actuarial deficit of FCRT Foundation, in accordance with CVM Resolution nº 371/00. Contributions paid to settle the deficit with the Foundation are deducted from the provision recognized for this purpose, as shown in Note 6.

33 – Other liabilities

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02

SELF-FINANCING FUNDS	—	—	28,748	28,567
SELF-FINANCING INSTALLMENT REIMBURSEMENT – PCT	—	—	14,600	15,986
LIABILITIES WITH OTHER TELECOM COMPANIES	—	—	12,248	11,065
LIABILITIES FOR ACQUISITION OF TAX CREDITS	—	—	20,897	21,325
BANK TRANSFER & TRADE NOTE RECEIPTS IN PROCESS	—	—	9,254	6,080
CPMF – SUSPENDED COLLECTION	—	—	20,064	19,607
SOCIAL SECURITY CONTRIBUTION – INSTALLMENT PAYMENT	—	—	4,229	4,229
OTHER TAXES	—	—	524	314
OTHER	1,679	683	2,025	1,669

TOTAL	1,679	683	112,589	108,842
CURRENT	1,679	683	84,118	79,743
LONG-TERM	—	—	28,471	29,099

Self-financing funds

The self-financing funds are owned by the Rio Grande do Sul branch of the subsidiary Brasil Telecom S.A., and correspond to financial participation credits for the acquisition of rights to use the switched fixed telephone service, still under the now discontinued self-financing plan, paid by prospective subscribers in 1996 who have not accepted the public offer of paying cash in return for these credits. The reason is that, as the shareholders of the Subsidiary subscribed the total capital increase for paying in shares the financial participation credits paid in 1996, there was no surplus of shares for distribution to prospective subscribers. In this situation, as established by article 171, paragraph 2, of Law nº 6,404/76, self-financing funds should be returned in cash, which was done through the Public Offer, as required in article 1,080 of the Civil Code, and accepted by 76% of customers. The remaining 24% of non-opting customers should await the de cision of the lawsuit in progress, filed by the Office of the Attorney General, and others who are claiming reimbursement in shares, and which may result in reimbursement being ordered either in shares or in cash, as proposed by the Subsidiary.

If the court decides to require reimbursement of the credits in shares, and considering the various criteria to be appreciated by the judge for calculating the number of shares to which each subscriber would be entitled, the Subsidiary also made available shares of its own issue that it was able to acquire to keep in treasury, based on the special CVM authorization for this purpose.

Self-financing installment reimbursement – PCT

Refers to the payment, either in cash or as installments offset against bills for services, to prospective subscribers of the subsidiary Brasil Telecom S.A., related with the Community Telephone Plan – PCT, instead of the original obligation of reimbursement in shares. For these cases there are agreements or court orders.

34 – Funds for capitalization

Self-financing funds

Represent balances remaining from the former expansion plans (self-financing) through which the telecommunication companies financed part of their investments and reimbursed customers for the amounts received for the sale of telephone lines in shares. The consolidated balance of R$9,455 corresponds to expansion plans including the assets paid up through the Community Telephone Plan – PCT, the reimbursement of which in shares is awaiting court decisions due to lawsuits filed by the interested parties.

35 – Statement of changes in shareholders’ equity (simplified)

BALANCE DECEMBER 31, 2001	6,019,240
NET INCOME FOR THE PERIOD	311,392
RETAINED EARNINGS (PROVISION FOR INTEREST ON EQUITY)	(116,000)
BALANCE SEPTEMBER 30, 2002	6,214,632

36 – Reconciliation between net earnings and shareholders’ equity of parent company and consolidated

NET EARNINGS	SHAREHOLDERS’ EQUITY
	9/30/02	6/30/02	9/30/02	6/30/02

PARENT COMPANY	311,392	192,108	6,214,632	6,095,348
RECORDED IN SUBSIDIARY’S SHAREHOLDERS’ EQUITY
DONATIONS AND SUBSIDIES FOR INVESTMENTS	(154)	(78)	—	—
ADJUSTMENT OF SOCIAL CONTRIBUTION TAX RATE	—	18	—	—
SUBSIDIARY’S CAPITALIZED INTEREST	2,620	1,746	(16,546)	(16,520)
CONSOLIDATED	313,858	193,794	6,198,986	6,078,828

37 – Subsequent events

Repurchase of shares

Company

During a meeting held on October 1, 2002, the Company’s Supervisory Board approved a repurchase program for the Company’s preferred and common shares for holding in treasury or cancellation, or subsequent sale. This approval is in accordance with article 1 of CVM Instruction nº 10/80 and subsequent amendments, in paragraph 1, line “b”, and paragraph 2, article 30 of Law nº 6404/76, amended by Law nº 10303/01, and article 23, IV of the Company’s bylaws. The repurchase will be effective for a period of three months as from October 2, 2002, and the number of shares that may be purchased corresponds to the limit of 6,161,061 thousand common shares and 21,986,351 thousand preferred shares, which is equivalent to 10% of each class of shares outstanding. The broker Unibanco CVM S.A. will carry out the brokerage services to acquire and/or sell the stock, which will be traded at market prices. Further details of this sub ject can be obtained from the site www.brasiltelecom.com.br, under the investor relations’ section, relevant Company facts, published on October 1, 2002.

Subsidiary Brasil Telecom S.A.

During a meeting held on October 1, 2002, the Subsidiary’s Supervisory Board approved a repurchase program for the Company's preferred and common shares for holding in treasury or cancellation, or subsequent sale. This approval is in accordance with article 1 of CVM Instruction n  10/80 and subsequent amendments, in paragraph 1, line “b”, and paragraph 2, article 30 of Law nº 6404/76, amended by Law nº 10303/01, and article 23, IV of the Company’s bylaws. The repurchase will be effective for a period of three years as from October 2, 2002, and the number of shares that may be purchased corresponds to limit of 18,078,192 thousand preferred shares, which is equivalent to 10% of this class of shares outstanding. The broker Unibanco CVM S.A. will carry out the brokerage services to acquire and/or sell the stock, which will be traded at market prices. Further details of this subject can be obtained from the site www.brasiltelecom.com.br, under the investor relations’ section, relevant facts about the Subsidiary, published on October 1, 2002.

Interest on shareholders’ equity

Company

On October 31, 2002, a credit was made to the amount of R$15,000,000.00 (fifteen million reais) for interest on shareholders’ equity in accordance with the resolution taken by the Company’s Supervisory Board on June 24, 2002. This credit can be allocated, net of withholding tax, to the dividends stipulated in article 202 of Corporation Law, and this subject to approval by the stockholders’ general meeting, plus the date of payment.

Subsidiary Brasil Telecom S.A.

On October 31, 2002, the Subsidiary made a supplementary credit to the amount of R$50,000,000.00 (fifty million reais) for interest on shareholders’ equity. This credit, approved by the Subsidiary’s Supervisory Board in a meeting held on October 30, 2002, can be allocated, net of withholding tax, to the dividends stipulated in article 202 of Corporation Law, and this subject to approval by the stockholders’ general meeting, plus the date of payment.

Issue of debentures by the Subsidiary Brasil Telecom S.A.

On November 4, 2002, the Subsidiary’s Supervisory Board approved a public issue of debentures not convertible into shares, nominative and book entry, in a single series to the amount of R$400,000,000.00 (four hundred million reais), guaranteed by the Company.

Characteristics of the debentures

•	Date of issue: December 1, 2002.
•	Number of debentures: 40,000.
•	Unit face value: R$ 10,000.00 (ten thousand reais).
•	Term and maturity date: two years, maturing on December 1, 2004.
•	Remuneration of debentures: 109% (one hundred nine percent) of the DI rate calculated and published by CETIP. Remuneration will be semi-annually, payable on June 1 and December 1 of each year, the first payment being made on June 1, 2003 and the last on the maturity date.
•	Destination of the funds: investments in the expansion and modernization of the telecommunications plant.
•	Additional information on this debenture issue can be obtained from the site www.brasiltelecom.com.br, in the investor relations’ section, relevant facts about the Subsidiary, published on November 4, 2002.

Approval of the BrTPREV Benefits Plan by Fundação dos Empregados da Cia. Riograndense de Telecomunicações

According to the official letter from the Supplementary Pensions Department nº 1746 SPC/GAB/COA, dated October 2, 2002, the BrTPREV Benefits Plan was approved, which is a defined-contribution plan for the current participants and beneficiaries of the FCRT, a foundation sponsored by the subsidiary Brasil Telecom S.A., and enables contributors to migrate from the foundation’s defined-benefit plan. The new plan will be introduced and accept entries as from October 17, 2002.

38 – Explanation added for translation to English

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to accounting practices in Brazil may not conform to generally accepted accounting principles in the countries where these financial statements may be used.

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2002	4 - 06/30/2002
1	TOTAL ASSETS	14,959,625	14,991,198
1.01	CURRENT ASSETS	2,983,856	2,814,567
1.01.01	CASH AND CASH EQUIVALENTS	793,213	756,950
1.01.02	ACCOUNTS RECEIVABLE	1,519,914	1,385,360
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,519,914	1,385,360
1.01.03	INVENTORIES	5,352	4,128
1.01.04	OTHER	665,377	668,129
1.01.04.01	LOANS AND FINANCING	7,119	3,174
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	471,729	455,539
1.01.04.03	ESCROW DEPOSITS	37,430	36,163
1.01.04.04	DIVIDENDS RECEIVABLE	0	389
1.01.04.05	OTHER ASSETS	149,099	172,864
1.02	NONCURRENT ASSETS	1,422,436	1,409,735
1.02.01	MISCELLANEOUS RECEIVABLES	0	34,704
1.02.02	INTERCOMPANY RECEIVABLES	18,175	10,872
1.02.02.01	FROM AFFILIATES	18,175	10,872
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,404,261	1,364,159
1.02.03.01	LOANS AND FINANCING	169,722	124,258
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	840,354	893,895
1.02.03.03	ESCROW DEPOSITS	276,073	257,268
1.02.03.04	INVENTORIES	40,398	40,578
1.02.03.05	OTHER ASSETS	77,714	48,160
1.03	PERMANENT ASSETS	10,553,333	10,766,896
1.03.01	INVESTMENTS	110,850	110,695
1.03.01.01	INTERESTS IN AFFILIATES	3,870	3,870
1.03.01.02	INTERESTS IN SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	106,980	106,825
1.03.02	PROPERTY, PLANT AND EQUIPMENT	9,870,051	10,114,609
1.03.03	DEFERRED CHARGES	572,432	541,592

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2002	4 - 06/30/2002
2	TOTAL LIABILITIES	14,959,625	14,991,198
2.01	CURRENT LIABILITIES	2,125,322	2,317,530
2.01.01	LOANS AND FINANCING	463,138	462,038
2.01.02	DEBENTURES	49,294	38,620
2.01.03	TRADE PAYABLES	784,026	914,932
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	337,122	313,644
2.01.04.01	TAXES OTHER THAN INCOME TAXES	332,979	309,776
2.01.04.02	INCOME TAXES	4,143	3,868
2.01.05	DIVIDENDS PAYABLE	129,952	227,517
2.01.06	PROVISIONS	94,130	96,724
2.01.06.01	PROVISION FOR CONTINGENCIES	63,488	62,989
2.01.06.02	PROVISION FOR SUPPLEMENTARY PENSION PLAN	30,642	33,735
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	267,660	264,055
2.01.08.01	PAYROLL AND SOCIAL CHARGES	69,039	65,589
2.01.08.02	EMPLOYEE PROFIT SHARING	29,275	20,394
2.01.08.03	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	85,228	98,329
2.01.08.04	OTHER CURRENT LIABILITIES	84,118	79,743
2.02	LONG-TERM LIABILITIES	4,281,957	4,239,679
2.02.01	LOANS AND FINANCING	1,962,074	1,987,490
2.02.02	DEBENTURES	1,088,298	1,082,762
2.02.03	PROVISIONS	790,148	783,712
2.02.03.01	PROVISION FOR CONTINGENCIES	341,072	334,636
2.02.03.02	PROVISION FOR SUPPLEMENTARY PENSION PLAN	449,076	449,076
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	441,437	385,715
2.02.05.01	PAYROLL AND SOCIAL CHARGES	10,382	8,955
2.02.05.02	SUPPLIERS OF MATERIALS AND SERVICES	3,681	16,997
2.02.05.03	TAXES OTHER THAN INCOME TAXES	302,830	265,217
2.02.05.04	INCOME TAXES	86,618	55,474
2.02.05.05	OTHER LIABILITIES	28,471	29,099
2.02.05.06	FUNDS FOR CAPITALIZATION	9,455	9,973
2.03	DEFERRED INCOME	9,623	10,055
2.04	MINORITY INTERESTS	2,343,737	2,345,106
2.05	SHAREHOLDERS’ EQUITY	6,198,986	6,078,828
2.05.01	PAID UP CAPITAL	2,257,611	2,257,611
2.05.02	CAPITAL RESERVE	385,530	385,530
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/AFFILIATES	0	0
2.05.04	PROFIT RESERVES	1,309,572	1,309,572
2.05.04.01	LEGAL	165,693	165,693
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	DEFERRED PROFIT	1,143,879	1,143,879
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	SPECIAL FOR UNPAID DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED LOSSES	2,246,273	2,126,115

07.01 – CONSOLIDATED QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - FROM 07/01/2002 TO 09/30/2002	4 - FROM 01/01/2002 TO 09/30/2002	5 - FROM 07/01/2001 TO 09/30/2001	6 - FROM 01/01/2001 TO 09/30/2001
3.01	GROSS REVENUE FROM SALES AND SERVICES	2,540,949	7,220,338	2,180,082	6,216,909
3.02	DEDUCTIONS FROM GROSS REVENUE	(719,992)	(2,022,900)	(602,771)	(1,692,899)
3.03	NET REVENUE FROM SALES AND SERVICES	1,820,957	5,197,438	1,577,311	4,524,010
3.04	COST OF GOODS AND SERVICES SOLD	(1,135,993)	(3,291,036)	(960,450)	(2,966,967)
3.05	GROSS PROFIT	684,964	1,906,402	616,861	1,557,043
3.06	OPERATING EXPENSES/REVENUES	(448,263)	(1,395,321)	(358,544)	(1,069,736)
3.06.01	SELLING EXPENSES	(200,172)	(565,555)	(172,355)	(554,844)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(152,753)	(485,280)	(148,297)	(439,280)
3.06.03	FINANCIAL	(113,693)	(420,760)	(14,660)	(6,178)
3.06.03.01	FINANCIAL REVENUE	123,694	262,011	79,135	305,722
3.06.03.02	FINANCIAL EXPENSES	(237,387)	(682,771)	(93,795)	(311,900)
3.06.03.02.01	FINANCIAL EXPENSES	(198,038)	(486,249)	0	0
3.06.03.02.02	INTEREST ON SHAREHOLDER’S EQUITY	(39,349)	(196,522)	(93,795)	(311,900)
3.06.04	OTHER OPERATING REVENUES	57,937	193,619	35,221	184,160
3.06.05	OTHER OPERATING EXPENSES	(39,582)	(117,345)	(58,453)	(253,594)
3.06.06	EQUITY GAIN (LOSS)	0	0	0	0
3.07	OPERATING INCOME (LOSS)	236,701	511,081	258,317	487,307
3.08	NONOPERATING REVENUES (EXPENSES)	(33,358)	(109,983)	(33,344)	(87,833)
3.08.01	REVENUES	11,577	30,810	3,960	45,386
3.08.02	EXPENSES	(44,935)	(140,793)	(37,304)	(133,219)
3.09	INCOME (LOSS) BEFORE TAXES & MINORITY INTERESTS	203,343	401,098	224,973	399,474
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	(77,899)	(165,595)	(81,255)	(139,347)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTERESTS/STATUTORY CONTRIBUTIONS	(8,936)	(29,317)	(20,416)	(49,414)
3.12.01	INTERESTS	(8,936)	(29,317)	(20,416)	(49,414)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	39,349	196,522	0	0
3.14	MINORITY INTERESTS	(35,793)	(88,850)	(27,319)	(30,181)
3.15	INCOME/LOSS FOR THE PERIOD	120,064	313,858	95,983	180,532
	NUMBER OF SHARES OUTSTANDING	537,272,350	537,272,350	530,291,845	530,291,845
	EARNINGS PER SHARE	0.00019	0.00048	0.00015	0.00017
	LOSS PER SHARE

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 3RD QUARTER 2002

The performance report presents the consolidated figures of Brasil Telecom Participações S.A. and its subsidiaries Nova Tarrafa Participações Ltda., Brasil Telecom S.A. and the wholly-owned subsidiary of the latter, BrT Serviços de Internet S.A..

Operating performance

Plant

OPERATIONAL DATA	3Q02	2Q02	3Q02/2Q02 (%)

LINES INSTALLED (THOUSAND)	10,544	10,505	0.4
ADDITIONAL LINES INSTALLED (THOUSAND)	39	63	(38.0)

LINES IN SERVICE - LIS (THOUSAND)	9,228	8,940	3.2
– RESIDENTIAL	6,695	6,529	2.5
– NON-RESIDENTIAL	1,556	1,530	1.7
– PUBLIC TELEPHONES - TUP	290	291	(0.1)
– PREPAID	145	59	145.9
– OTHER (INCLUDES TRUNKS)	542	531	2.1
ADDITIONAL LINES IN SERVICE (THOUSAND)	288	85	238.6

AVERAGE LINES IN SERVICE (THOUSAND)	9,084	8,897	2.1

LIS/100 INHABITANTS	22.6	22.0	2.6
TUP/1,000 INHABITANTS	7.1	7.2	(0.7)
TUP/100 LINES INSTALLED	2.75	2.77	(0.4)

UTILIZATION RATE (IN SERVICE/INSTALLED)	87.5%	85.1%	2.4 P.P.

DIGITALIZATION RATE	98.8%	98.7%	0.1 P.P.

Lines in Service	Lines in service grew by 3.2% in 3Q02, to 9.2 million with the net addition of 288 mil lines.

During 3Q02 86 thousand prepaid telephones were added to lines in service. Prepaid lines play an important role in controlling delinquency and are only available on exchanges with idle capacity, besides not being the subject of advertising campaigns.

New cancellation policy	With effect from July 2002, Brasil Telecom changed its policy for withdrawing lines from delinquent customers in exchanges with idle capacity, in order to increase traffic and reduce expenses on the connection and disconnection of terminals.

Under the old policy, on a rescission of the contract (scheduled to take place on the 90th day of delayed payment according to Anatel Resolution 85) the customer's line was removed. After paying his debts, the customer generally requests a new line.

With the new policy, the contract is rescinded but Brasil Telecom does not remove the line. At this point the customer's liability to Brasil Telecom is limited to payment of his debts.

Besides the reduction in costs arising from the new policy, Brasil Telecom returns the line which has not been removed to the status of partial blockage after the 105th day of delayed payment, in order to increase incoming traffic.

Utilization rate	The constant level of plant installed combined with the growth in plant in service resulted in a 2.4 p.p. increase in the utilization rate.

ADSL	At the end of 3Q02, a Brasil Telecom reached a total of 118.3 thousand ADSL accesses sold, a 16.6% increase in relation to 2Q02.

As part of its strategy for securing its customer base, Brasil Telecom increased its ADSL sales effort to residential customers with high purchasing power, making the service available in exchanges serving class A and B districts for the Residential and SOHO (Small Office Home Office) segments.

At the same time, Brasil Telecom has been repositioning its product portfolio, promoting the replacement of higher cost access technologies (Frame Relay, for example) with ADSL technology in order to serve the business segment (PME – Small and Medium-sized Companies and Corporate). The purpose of this is to raise the competitiveness of the present range of products, making possible a reduction of costs and increase in margins.

At the end of September, the Turbo Empresas product accounted for around 4% of all accesses in service.

New packages	On August 25, Brasil Telecom launched new ADSL plans for residential customers, providing faster connection. The old plans are no longer on offer. Although migration is not compulsory, customers have been stimulated by active telemarketing campaigns, to upgrade their access speeds.

In order to serve the corporate market (SOHO and PME), the Internet Turbo Empresas product had its prices repositioned in May 2002, making possible a 252% growth in the customer base for the service between May and September.

The Repositioning of the Internet Turbo Empresas product was as follows:

ADSL RESIDENTIAL PLANS
OLD PLANS			NEW PLANS
NAME	SPEED (KBPS)	MONTHLY CHARGE (R$)	NAME	SPEED (KBPS)	MONTHLY CHARGE (R$)

FAST	UP TO 256	59.00	TURBO 300	UP TO 300	69.90
SUPER FAST	UP TO 512	175.00	TURBO 600	UP TO 600	99.00
			MEGA TURBO	UP TO 1000	179.00

Prices for the AC, MS, SC, RS and DF branches.

CORPORATE ADSL PLANS
NAME	SPEED (KBPS)	MONTHLY CHARGE (R$)

FAST	UP TO 256	99.00
SUPER FAST	UP TO 768	209.00
PROFESSIONAL	UP TO 1,500 (1.5 MBPS)	490.00

Prices for the AC, MS, SC, RS and DF branches.

Traffic

OPERATING DATA	3Q02	2Q02	3Q02/2Q02 (%)

LOCAL PULSES BILLED (MILLION)	3,298	3,312	(0.4)
MINUTES OF DOMESTIC LD (MILLION)	1,922	1,924	(0.1)
MINUTES - FIXED-MOBILE (MILLION)	1,111	1,086	2.3
VC-1	1,001	979	2.2
VC-2	99	95	4.0
VC-3	12	12	(1.1)
PULSES BILLED /AVG. LINES IN SERVICE/MONTH	121.0	124.1	(2.5)
MINUTES DOMESTIC LD/AVG. LINES IN SERVICE/MONTH	70.5	72.1	(2.2)
MINUTES FIXED-MOBILE/AVG. LINES IN SERVICE/MONTH	40.8	40.7	0.2

Local pulses billed	Pulses billed remained flat in 3Q02, compared with 2Q02. This constant level of pulses, compared with the 2.1% growth in average plant in service, is explained by the profile of new subscribers, who for the most part use only the fixed monthly quantity of 100 pulses.

Another factor impacting on excess pulses is the sale of ADSL, since it reduces the quantity of dialed accesses for connection to the Internet. This loss of traffic was offset by additional data communication revenue, which grew 21.4% in 3Q02.

Long-distance domestic traffic	LDN remained flat in 3Q02, compared with 2Q02, reaching 1.9 billion minutes.

LDN/AVG. LIS/Month traffic fell from 72.1 minutes in 2Q02 to 70.5 in 3Q02, reflecting Brasil Telecom’s greater penetration in the classes with lower purchasing power.

LDN market share	Brasil Telecom’s market share in the intra regional segment of the domestic long-distance regional market grew 0.6 p.p., reflecting the company’s greater number of institutional campaigns, aimed at stimulating the choice of “14”, Brasil Telecom's provider code (CSP).

Fixed-mobile traffic	Fixed-mobile traffic increased by 2.3% in 3Q02 compared with 2Q02, reflecting the 2.1% growth in average plant in service.

In contrast to excess pulses and LDN calls, penetration in the classes with lower purchasing power increases fixed-mobile traffic since these classes use more prepaid cellular plant.

Financial performance

Revenues

Local service	Local service revenue grew 9.0% in 3Q02, due to an 8.3% average increase in the tariff for local services and the increase in average plant in service.

Registration revenues totaled R$7.1 million in 3Q02 a result of the lower number of registrations billed in the quarter. During 3Q02, 541 thousand lines were connected. For the purpose of this revenue, the 130 thousand changes of address and 167 thousand alternative plans exempt from registration charges should be excluded. Therefore, 243 thousand registrations generated revenue in 3Q02, compared with 253 thousand in 2Q02. Apart from the number of registrations billed, the average registration tariff was reduced by 8.8%.

Revenues from basic subscriptions reached R$682.7 million in the quarter, representing growth of 10.7% compared with R$616.6 million in 2Q02. This variation is explained by the 1.1% increase in the average number of terminals in service (excluding promotional plans that offer exemptions or discounts from the basic subscription), combined with a 14% increase in the price of the average basic subscription per line in service.

Revenues from metered services reached R$345.6 million in 3Q02, a 7.6% increase in relation to the figure recorded in 2Q02, reflecting the 7.95% increase in local pulses billed.

Other revenues from local services, without considering VC1, were made up of change of address - R$9.7 million, local collect calls (DLC) – R$15.9 million and rural telephone services – R$2.7 million, which fell 4.0%, 0.6% and 3.6%, in 3Q02, respectively.

Public telephone service	Revenues from public telephone services reached R$86.6 million in 3Q02, a fall of 2.5% compared with the previous quarter. This fall reflects the 10.4% reduction in credits sold during the quarter, which reached 1.4 billion, combined with an 8.4% increase in the price of the credit.

The fall in credits sold is explained by the card inventory built up by sales agents in June, in anticipation of the tariff increase.

Domestic long-distance	The 3.0% increase in revenues from long-distance domestic calls in 3Q02, excluding VC2 and VC3, mainly reflects the 9.8% increase in intra-regional LDN, which is explained by the combination of the 0.6 p.p. share gain in this market combined with the 4.97% average increase in the price of long distance services.

Fixed-mobile	Fixed-mobile revenue increased 3.4% in 3Q02, reaching R$563.0 million as a result of greater fixed-mobile traffic during the quarter (+2.3%).

Interconnection	Interconnection revenues fell by 7.3% in the quarter, as a result of the 7.5% reduction in interconnection traffic billed. The fall in interconnection traffic reflects the expansion of other operators’ networks in region II.

Lease of Means	In 3Q02, revenues from leasing facilities were R$51.4 million against R$57.1 million in the prior quarter, reflecting a 9.8% fall in the average number of circuits leased during the quarter

Data communication	Revenues from data communications reached R$142.3 million in the quarter, increasing by 21.4% compared with 2Q02. As a percentage of gross revenue, data communication revenue reached 5.6%, against 4.9% in the previous quarter.

The improved performance in the quarter is a result of increases of:

•	20.7% in the number of ADSL accesses in service, which reached 108.4 thousand at the end of 3Q02;

•	23.0% in the number of Dialnet accesses billed;

•	18.5% in the number of Frame Relays in service;

•	24.4% in the number of IP accesses sold.

Supplementary and added-value services	Revenues from supplementary and added-value services increased by 4.2% in 3Q02 to R$73.7 million, principally reflecting the 2.4% increase in revenues from intelligent services activated.

The number of intelligent services activated, which includes answering service, follow me, waiting call, call identifier and others, reached 3.9 million at the end of 3Q02, representing growth of 3.7% compared with the end of June. Considering the number of Brasil Telecom terminals in service with at least one intelligent service activated, the penetration of this type of service was 26.7% at the end of September, against 26.3% at the end of June.

Deductions from gross revenue	Deductions from Gross revenue reached R$720.0 million in 3Q02, up 6.8% compared with 2Q02.

As a percentage of Gross revenue, excluding revenue from interconnection and lease of means (revenue exempt from ICMS), the deductions represented 31.1% during the quarter, unchanged from the previous quarter.

NOR/AVG. LIS/month	Net operating revenue/LMES/month reported in 3Q02 was R$66.8, representing growth of 2.6% compared with that registered in 2Q02.

Costs and expenses

Net headcount reduction of 348 during the quarter	Brasil Telecom’s headcount was 5,781 at the end of September 2002, against 6,129 at the end of June. The net headcount reduction of 348 was due to 490 severances and 142 admissions during the quarter.

Staff	Staff costs and expenses fell 11.7% in 3Q02, to R$97.0 million. The 490 severances during 3Q02 gave rise to labor compensation costs of R$4.9 million, reported as staff costs and expenses, and R$0.2 million, reported as PDI.

The 11.7% reduction in staff costs and expenses reflects a combination of two factors:

•	Lower costs of labor compensation (R$4.9 million in 3Q02 against R$14.9 million in 2Q02); and

•	A 10.0% reduction in the average number of employees, which changed from 6,624 in 2Q02 to 5,955 in 3Q02.

Productivity	Brasil Telecom reached a productivity index of 1,596 lines in service/employee in 3Q02, representing a 9.4% increase compared with the figure returned in 2Q02. This improved performance is a result of the net reduction of 348 employees in the quarter, together with a 3.2% increase in plant in service.

Materials	Costs and expenses with materials reached R$19.4 million in 3Q02, representing a 21.1% reduction compared with the costs and expenses returned in 2Q02. This reduction is due to lower sales of phone cards, because sales agents built up inventories in June, in anticipation of the tariff increase.

Outsourced services	Costs and expenses with outsourced services, excluding interconnection, advertising and marketing, reached R$289.1 million in 3Q02, corresponding to a 3.6% increase in relation to 2Q02. However, as a percentage of net revenue it fell to 15.9% during the period, compared with 16.1% in 2Q02.

Interconnection	Interconnection costs totaled R$382.7 million in 3Q02, unchanged from 2Q02. There was a 7.8% reduction in fixed-fixed income interconnection, as a result of agreements with Internet access providers and the partnership with iBEST. These agreements increase Internet dial-up access traffic ending in Brasil Telecom's network, reducing the imbalance of traffic with the mirror company.

PCCR/NOR flat at 2.7%	Losses on accounts receivable (PCCR) reached R$68.8 million. As a percentage of gross revenue, the PCCR reached 2.7%, unchanged from 2Q02. This stability can be credited to several different actions taken by Brasil Telecom, of which may be highlighted:

•	An average of 82 thousand tele-notices/day in the course of 3Q02; and

•	at the end of September, 145 thousand prepaid telephones were in service. These telephones are sold to customers with credit problems and are only available at exchanges with idle capacity, not being the subject of advertising campaigns.

Effective losses	The effective losses were R$65.2 million in 3Q02, compared with R$62.0 million in 2Q02. As a result the effective losses represented 2.6% of gross revenue in 3Q02.

Deducting the provisions for doubtful accounts of R$156.6 million, Brasil Telecom’s net accounts receivable totaled R$1,519.9 million at the end of September 2002.

Other costs and expenses/ Operating revenue	Other costs and operational expenses/revenue in 3Q02 comprised R$86.9 million in expenses and R$28.6 million in revenue, resulting in a net expense of R$58.3 million.

Revenue was mainly made up of:

•	Fines for overdue accounts in the amount of R$19.5 million.
•	Revenue from billing and collection, which totaled R$3.5 million.

Expenses were mainly made up of:

•	International Internet connection in the amount of R$26.7 million and.
•	Rental of posts, which totaled R$17.9 million.
•	Rental of the strip running beside highways for the passage of the backbone in the amount of R$17.6 million.
•	Leasing charges in the amount of R$10.6 million.

EBITDA of R$859 million in 3Q02	Brasil Telecom’s EBITDA was R$859.4 million in 3Q02, R$36.8 million higher than the figure returned in 2Q02, which represents a 4.5% increase

EBITDA Margin	The EBITDA margin reached 47.2% in 3Q02, unchanged from 2Q02. The main accounts with an impact on the EBITDA margin were:

•	Growth of 9.0% in revenue from local services, aided by the increase in the average plant in service combined with the 8.30% average tariff increase on local services;
•	Growth of 21.4% in revenue from data transmission;
•	Reduction of 11.7% in staff costs, reflecting lower costs for labor compensation and the 10.1% average headcount reduction;
•	Growth of 56.8% in advertising and marketing expenses, as the result of an increase in the number of institutional advertising campaigns.

Adjusted EBITDA	Adjusting the EBITDA for 3Q02 for: (i) provisions for contingencies – R$9.6 million, (ii) expenses with labor severance – R$4.9 million and (iii) expenses with PDI – R$0.2 million, the EBITDA totaled R$874.1 million, 5.1% higher than the figure returned in 2Q02.

Calculating the EBITDA margin based on adjusted EBITDA, Brasil Telecom achieved an adjusted EBITDA margin of 48.0% in 3Q02, compared with the 47.9% obtained in the previous quarter.

EBITDA/ AVG. LIS/ month	In 3Q02the EBITDA/AVG. LIS/month reached R$31.5, or 2.3% and 5.0% above the R$30.8 and R$30.0 registered in 2Q02 and 3Q01, respectively.

Compared with 3Q01, the EBITDA/AVG. LIS/month for 3Q02 represented a compound increase for the quarter of 1.2%, representing a growth in EBITDA greater than the compound growth of 2.3% in average plant in service, resulting from Brasil Telecom’s greater operating efficiency.

Financial result

Financial revenue	Financial revenues in foreign currency grew 56.1% in 3Q02 to R$72.7 million, reflecting mainly the settlement of swap contracts during the quarter.

Financial expense	Higher financial expenses in foreign currency reflect an increase in foreign exchange losses, as a result of the real’s devaluation against the dollar during the quarter.

Interest on equity	Interest on Shareholders’ Equity (JSCP) of R$39.3 million charged against income for 3Q02 represents minority shareholding of approximately 34.5% of the R$114.6 million credited by Brasil Telecom S.A. in 3Q02.

At a meeting held on June 24, 2002, the Supervisory Board of Brasil Telecom S.A. approved the supplementary JSCP credit for the 2002 fiscal year. The total credited in October was R$15 million.

By October 30, 2002, R$131.0 million in JSCP had been credited with respect to the 2002 fiscal year, of which R$116 million were paid, while the other 15 million will have the payment date decided at the Annual General Meeting for 2003.

Non-operating result

Amortization of Goodwill	In 3Q02, the highest amount recorded in the consolidated non-operating result of Brasil Telecom corresponded to the R$ 31.0 million for amortization of goodwill on the acquisition of CRT (without any impact on the cash flow), similar to 2Q02.

Net earnings
Net profit in 3Q02 reached R$120.0 million (R$0.3408/1,000 shares), a fall of 2.1% compared with 2Q02. The quarter’s lower profit reflects the combination of the 4.5% growth in the EBITDA with the 80.0% increase in income tax and social contribution, as a result of the lower credit for JSCP. Comparing net profit with the same period of 2001, growth was 25.0%.

Indebtedness

Total Indebtedness	At the end of September 2002, Brasil Telecom’s total consolidated debt was R$3.6 billion, stable in comparison to June.

Net indebtedness	Net debt totaled R$2,769.6 million, practically unchanged in comparison to June.

Long-term debt profile	And the end of the third quarter of 2002, 85.6% of total debt was long-term, with the following repayment schedule:

Indebtedness in dollar	At the end of September, the dollar-denominated debt totaled R$278.0 million (R$ 230.4 million net of hedge). As a percentage of total debt, the dollar debt represented 7.8% (6.5% net of hedge), against 5.9% (5.4% net of hedge) at the end of June, as a result of the real’s 32.7% devaluation against the dollar in 3Q02.

Brasil Telecom has an exchange hedge of 56.0% of its dollar-dominated debt, so that all debt payments due through December 2003 have exchange protection.

Degree of leverage	As of September 30, 2002, the degree of financial leverage of Brasil Telecom S.A., represented by the ratio of net debt over shareholders’ equity, was equivalent to 44.7%.

Issue of debentures	On November 4, 2002, Brasil Telecom Participações S.A.'s Supervisory Board approved the issue of a guarantee by Brasil Telecom Participações to Brasil Telecom S.A., for the public issue by Brasil Telecom S.A. of a nonconvertible debentures in the amount of R$400 million to finance the company’s investment program for 2003. Issue of the debentures is scheduled for December 1, 2002, with a two-year term and cost equivalent to 109% of the CDI. The charge for the insurance of the guarantee approved is 0.42% p.a., on the amount of the guarantee.

Investments

Investments	Brasil Telecom invested R$332.4 million in 3Q02, of which 48.8% in plant expansion and modernization. The reduction of 27.9% in expenditure on the network and,, consequently of total investment, is in line with the obligations laid down in the company's concession contracts.

The investments are broken down as follows: R$18.4 million in the access network; R$44.7 million in switching; R$12.5 million in transmission; R$50.8 million in the data network and intelligent network; R$35.7 million in infrastructure; R$68.3 million in information technology; R$1.7 in public telephone services and R$100.03 million represented by expenditure on expansion staff, financial charges on the debt used to finance construction and others.

Cash flow

Cash flow in 3Q02 was R$36 million	Brasil Telecom’s consolidated operations generated R$754.1 million in 3Q02, while investment absorbed R$398.3 million, of which R$282.2 million on permanent assets. Cash flow from financial activities was R$319.6 million negative, giving cash flow for 3Q02 of R$36.3 million. The cash position at the end of September was R$793.2 million.

16.01 – OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

In accordance with the Regulations for Differentiated Corporate Governance Practices, the Company is disclosing the additional information given below related with shareholdings and stock control. All the data refers to the September 30, 2002 base date:

1 – Outstanding shares

IN SHARE UNITS
CLASS	NUMBER OF SHARES	NUMBER OF SHARES OUTSTANDING	% OUTSTANDING OF CLASS OF SHARE	% OUTSTANDING OF TOTAL SHARES

COMMON	132,355,516,131	53,680,056,145	40.56	15.24
PREFERRED	219,863,510,944	210,134,348,070	95.57	59.66
TOTAL	352,219,027,075	263,814,404,215		74.90

The above table considers the outstanding shares of all stock issued by the Company, except those (i) held by the Controlling Shareholder, and, when applicable, his or her spouse, common-law spouse (a) dependents included in the annual income tax return; (ii) held in treasury; (iii) held by Controlling and Affiliated Companies and/or the Controlling Shareholder, and also other companies forming part of the same group, legally or in fact, together with the other companies.

2 – Shares held by the controlling shareholder, officers and members of the fiscal board

The shares issued by the Company held by the Controlling Shareholder, Officers and Counselors are the following:

IN SHARE UNITS
SHAREHOLDER	COMMON SHARES	PREFERRED SHARES	TOTAL SHARES

DIRECT AND INDIRECT CONTROLLERS	78,675,459,986	9,729,162,874	88,404,622,860
BOARD OF DIRECTORS	50,635	53,856	104,491
FISCAL BOARD	6,140	6,142	12,282
STATUTORY OFFICERS	5,053	4,674	9,727

3 – Shareholders holding more than 5% percent of the voting capital

The shareholders that directly or indirectly hold more than 5% of the Company’s voting capital are the following:

IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

SOLPART PARTICIPAÇÕES S.A.	02.607.736-0001/58	BRAZILIAN	70,744,903,659	53.45	—	—	70,744,903,659	20.09
PREVI	33.754.482-0001/24	BRAZILIAN	6,895,682,321	5.21	7,840,962,644	3.57	14,736,644,965	4.18
OTHER	—	—	54,714,930,151	41.34	212,022,548,300	96.43	266,737,478,451	75.73
TOTAL	—	—	132,355,516,131	100.00	219,863,510,944	100.00	352,219,027,075	100.00

Distribution of the capital of the controlling shareholders to the individual level

OF SOLPART PARTICIPAÇÕES S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

TIMEPART PARTICIPAÇÕES LTDA.	02.338.536-0001/47	BRAZILIAN	631,838	62.00	—	—	631,838	20.93
TECHOLD PARTICIPAÇÕES S.A.	02.605.028-0001/88	BRAZILIAN	193,635	19.00	1,239,982	62.00	1,433,617	47.48
TELECOM ITALIA INTERNATIONAL N.V. (*)	—	ITALIAN	193,635	19.00	760,000	38.00	953,635	31.59
OTHER	—	—	26	—	—	—	26	—
TOTAL	—	—	1,019,134	100.00	1,999,982	100.00	3,019,116	100.00

(*)	PREVIOUSLY STET INTERNATIONAL NETHERLANDS N.V.

OF TIMEPART PARTICIPAÇÕES LTDA.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	QUOTES	%

PRIVTEL INVESTIMENTOS S.A.	02.620.949-0001/10	BRAZILIAN	208,830	33.10
TELEUNION S.A.	02.605.026-0001/99	BRAZILIAN	213,340	33.80
TELECOM HOLDING S.A.	02.621.133-0001/00	BRAZILIAN	208,830	33.10
TOTAL	—	—	631,000	100.00

OF PRIVTEL INVESTIMENTOS S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

EDUARDO CINTRA SANTOS	064.858.395-34	BRAZILIAN	19,998	99.99	—	—	19,998	99,99
OTHER	—	—	2	0.01	—	—	2	0.01
TOTAL	—	—	20,000	100.00	—	-	20,000	100,00

OF TELEUNION S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

LUIZ RAYMUNDO TOURINHO DANTAS	000.479.025-15	BRAZILIAN	19,998	99,99	—	—	19,998	99.99
OTHER	—	—	2	0,01	—	—	2	0.01
TOTAL	—	—	20,000	100,00	—	—	20,000	100.00

OF TELECOM HOLDING S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

CSH LLC AND CSH UNITS	—	AMERICAN	19,997	99.98	—	—	19,997	99.98
OTHER	—	—	3	0.02	—	—	3	0.02
TOTAL	—	—	20,000	100.00	—	—	20,000	100.00

OF TECHOLD PARTICIPAÇÕES S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
INVITEL S.A.	02.465.782-0001/60	BRAZILIAN	980,067,275	100.00	341,898,149	100.00	1,321,965,424	100.00
OTHER	—	—	3	0.00	—	—	3	0.00
TOTAL	—	—	980,067,278	100.00	341,898,149	100.00	1,321,965,427	100.00

OF INVITEL S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
SISTEL - FUND. SISTEL DE SEGURIDADE	00.493.916-0001/20	BRAZILIAN	66,017,486	6,66	—	—	66,017,486	6.66
TELOS - FUND. EMBRATEL DE SEGURID.	42.465.310-0001/21	BRAZILIAN	23,573,621	2,38	—	—	23,573,621	2.38
FUNCEF - FUND. DOS ECONOMIÁRIOS	00.436.923-0001/90	BRAZILIAN	378,289	0,04	—	—	378,289	0.04
PETROS - FUND. PETROBRÁS SEGURID.	34.053.942-0001/50	BRAZILIAN	37,318,069	3.77	—	—	37,318,069	3.77
PREVI - CAIXA PREV. FUNC. B. BRASIL	33.754.482-0001/24	BRAZILIAN	190,852,386	19.27	—	—	190,852,386	19.27
OPPORTUNITY ZAIN S.A.	02.363.918-0001/20	BRAZILIAN	671,848,898	67.82	—	—	671,848,898	67.82
CVC/OPPORTUNITY EQUITY PARTNERS FIA	01.909.558-0001/57	BRAZILIAN	280,316	0.03			280,316	0.03
CVC/OPPORTUNITY EQUITY PARTNERS LP	—	CAYMAN ISLANDS	202,255	0.02			202,255	0.02
OTHER	—	—	100,001	0.01	—	—	100,001	0.01
TOTAL	—	—	990,571,321	100.00	—	—	990,571,321	100.00

OF OPPORTUNITY ZAIN S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

CVC/OPPORTUNITY EQUITY PARTNERS FIA	01.909.558-0001/57	BRAZILIAN	335,488,153	45.45	—	—	335,488,153	45.45
CVC/OPPORTUNITY EQUITY PARTNERS LP	—	CAYMAN ISLANDS	310,773,165	42.10	—	—	310,773,165	42.10
OPPORTUNITY FUND	—	VIRGIN ISLANDS	71,934,343	9.75	—	—	71,934,343	9.75
PRIV FIA	02.559.662-0001/21	BRAZILIAN	17,611,010	2.39	—	—	17,611,010	2.39
OPPORTUNITY LÓGICA RIO GESTORA DE RECURSOS DE RECURSOS LTDA	01.909.405-0001/00	BRAZILIAN	2,304,359	0.31	—	—	2,304,359	0.31
OTHER	—	—	6,770	0.00	—	—	6,770	0.00
TOTAL	—	—	738,117,800	100.00	—	—	738,117,800	100.00

17.01 – REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices derived from the Brazilian Corporation Law)

To the Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended September 30, 2002, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices derived from the Brazilian Corporation Law.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Independent Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices derived from the Brazilian Corporation Law and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our special review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

The special review of the quarterly information for the quarter ended September 30, 2001 was performed by other independent auditors, which issued unqualified report dated October 26, 2001.

October 25, 2002.

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-S-DF

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 19, 2002

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: /s/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer